FILED PURSUANT TO RULE 424(b)(4)
SEC FILE NUMBER 333-126032

July 7, 2005

PROSPECTUS

LINCOLN GOLD CORPORATION

a Nevada Corporation

10,890,000 SHARES OF COMMON STOCK

This prospectus relates to the resale of up to 10,890,000 common shares of Lincoln Gold Corporation (“Lincoln Gold”) that may be offered and sold, from time to time, by the selling shareholders identified in this prospectus. These shares include the following shares, all as described in this prospectus under “Selling Shareholders”:

1.	5,445,000 shares purchased by the selling shareholders in private placement transactions completed in December 2004 and March 2005; and

2.	5,445,000 shares that are issuable upon exercise of share purchase warrants purchased by the selling shareholders in the December 2004 and March 2005 private placement transactions.

We will not receive any of the proceeds from the sale of shares by the selling shareholders.

The selling shareholders may sell their common shares through private transactions or in public sales through the over-the-counter markets or on any exchanges on which our common shares are traded at the time of sale. These sales may occur at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as agents on behalf of the selling shareholders. The selling shareholders may engage brokers, dealers or agents, who may receive commissions or discounts from the selling shareholders. We will pay substantially all the expenses incident to the registration of the shares, except for sales commissions and other seller's compensation applicable to sales of the shares.

Our common shares are presently traded on the NASD Over the Counter Bulletin Board under the symbol LGCP. The closing price of our common shares on June 10, 2005 was $0.50 per share. Our common shares are not listed on any national securities exchange or the Nasdaq Stock Market.

Our principal offices are located at Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 1N5. Our telephone number is 604-688-7377.

THE PURCHASE OF THE SECURITIES OFFERED THROUGH THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS” ON PAGES 5 THROUGH 12 BEFORE BUYING ANY OF OUR COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 7, 2005

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

TABLE OF CONTENTS

PAGE

SUMMARY	4

RISK FACTORS	7

RISKS RELATED TO OUR OPERATING RESULTS	7
If we do not obtain additional financing, our business plan will fail	7
If we are unable to maintain our interests in our Nevada mineral claims, then we will lose our interests in these mineral claims	7
Because we have only recently commenced preliminary exploration of our Nevada mineral claims, we face a high risk of business failure and this could result in a total loss of your investment	7
Because we do not have any revenues, we expect to incur operating losses for the foreseeable future	7
We have yet to attain profitable operations and because we will need additional financing to fund our exploration activities, our accountants believe there is substantial doubt about the company’s ability to continue as a going concern	8
If our costs of exploration are greater than anticipated, then we will not be able to complete our planned exploration programs for our Nevada mineral claims without additional financing, of which there is no assurance that we would be able to obtain	8
Because of the speculative nature of exploration of mining properties, there is substantial risk that no commercially exploitable minerals will be found and our business will fail	8
Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business	8
If we discover commercial reserves of precious metals on any of our mineral properties, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production	8
Because access to our mineral claims is often restricted by inclement weather, we may be delayed in our exploration and any future mining efforts	9
As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated time and cost of our exploration program	9
If we do not find a joint venture partner for the continued exploration of our mineral claims, we may not be able to advance the exploration work	9
RISKS RELATING TO OUR COMMON STOCK	9
Sales of a substantial number of shares of our common stock into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize any current trading price of our common stock	9
Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations and the NADSD’s sales practice requirements, which may limit a stockholder's ability to buy and sell our stock	9

FORWARD-LOOKING STATEMENTS	10

USE OF PROCEEDS	11

SELLING SHAREHOLDERS	11

PLAN OF DISTRIBUTION	15

LEGAL PROCEEDINGS	17

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	17

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	19

DESCRIPTION OF SECURITIES	21

LEGAL MATTERS	22

SUMMARY

As used in this prospectus, unless the context otherwise requires, “we”, “us”, “our” or “Lincoln Gold” refers to Lincoln Gold Corporation. The following summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision to purchase our common shares. All dollar amounts refer to US dollars unless otherwise indicated.

Our Business

We are engaged in the acquisition and exploration of mineral properties in the State of Nevada. We hold interests in five groups of mineral properties in Nevada, as described below:

Name of Property	Location
Buffalo Valley Property	Humboldt, Lander & Pershing Counties, Nevada
Hannah Property	Churchill County, Nevada
JDS Property	Eureka County, Nevada
Jenny Hill Property	Mineral & NYE Counties, Nevada
Lincoln Flat Property	Lyon & Douglas Counties, Nevada

Our plan of operations is to carry out exploration of our mineral properties. Our specific exploration plan for each of our mineral properties, together with information regarding the location and access, history of operations, present condition and geology of each of our properties, is presented in this prospectus under the heading “Description of Properties.” All of our exploration programs are preliminary in nature in that their completion will not result in a determination that any of our properties contains commercially exploitable quantities of mineralization.

We are an exploration stage company. All of our projects are at the exploration stage and there is no assurance that any of our mining claims contain a commercially viable ore body. We plan to undertake further exploration of our properties. We anticipate that we will require additional financing in order to pursue full exploration of these claims. We do not have sufficient financing to undertake full exploration of our mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.

There is no assurance that a commercially viable mineral deposit exists on any of our mineral properties. Further exploration beyond the scope of our planned exploration activities will be required before a final evaluation as to the economic and legal feasibility of mining of any of our properties is determined. There is no assurance that further exploration will result in a final evaluation that a commercially viable mineral deposit exists on any of our mineral properties.

We have no revenues, have achieved losses since inception, have been issued a going concern opinion by our auditors and rely upon the sale of our securities to fund operations. We will not generate revenues even if our exploration program indicates that a mineral deposit may exist on our mineral claims. Accordingly, we will dependent on future additional financing in order to maintain our operations and continue our exploration activities.

We were incorporated under the laws of the State of Nevada on February 17, 1999. Our principal offices are located are located at Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 1N5. Our telephone number is 604-688-7377.

The Offering

The Issuer:	Lincoln Gold Corporation
The Selling Shareholders:
The selling shareholders (the “Selling Shareholders”) are comprised of existing  shareholders of Lincoln Gold who purchased common shares and share  purchase warrants from us in private placement transactions completed in  December 2005 and March 2005 (the “Private Placements”). The share  purchase warrants entitle the Selling Shareholders to purchase additional  common shares from us. The issue of the shares and share purchase warrants  by us to the selling shareholders was exempt from the registration requirements  of the Securities Act of 1933 (the “Securities Act”).

Shares Offered by the Selling Shareholders:

The shares of common stock offered by the Selling Shareholders include the  following, as described under the section of this prospectus entitled “Selling  Shareholders”:

1.  5,445,000 shares held by certain Selling Shareholders that were  purchased in Private Placements; and

2.  5,445,000 shares that are issuable to the Selling Shareholders upon  exercise of share purchase warrants that were purchased by the  Selling Shareholders in the Private Placements.

Registration Rights:	We have agreed to register the shares that are the subject of this prospectus pursuant to subscription agreements with the Selling Shareholders.
Terms of the Offering:
The selling shareholders will determine when and how they will sell the  common stock offered in this prospectus. We will cover the expenses  associated with the offering which we estimate to be approximately $35,000.  Refer to “Plan of Distribution”.

Termination of the Offering:	The offering will conclude when all of the 10,890,000 shares of common stock have been sold, the shares no longer need to be registered to be sold or we decide to terminate the registration of shares.
Use of Proceeds:	We will not receive any proceeds from this offering. We will incur all costs associated with the filing of this registration statement and prospectus.
Market for Our Common Stock:	Our common stock is presently traded on the NASD Over the Counter Bulletin Board under the symbol “LGCP”.
Outstanding Shares of Common Stock:	There were 41,558,000 shares of our common stock issued and outstanding as at June 16, 2005.
Risk Factors:	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in our common shares.

Summary of Financial Data

The following consolidated financial data has been derived from and should be read in conjunction with our audited financial statements for the year ended December 31, 2004 and for the periods from inception (September 25, 2003) to December 31, 2004 and 2003 and our unaudited financial statements for the three months ended March 31, 2005, together with the notes to our financial statements and the section of this prospectus entitled "Management's Discussion and Analysis and Plan of Operation":

Balance Sheets

	March 31, 2005	December 31, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Audited)
Cash	$ 773,187	$ 127,785	$ 15,405
Total Assets	$ 775,952	$ 127,785	$ 15,405
Total Liabilities	$ 410,600	$ 371,744	$ 15,374
Total Stockholders’ Equity	$ 365,352	($ 243,959)	$ 31
(Deficit)

Statements of Operations

			From
			inception
			(September	From inception
	Three Months	Year Ended	25, 2003 ) to	(September 25,
	Ended March	December	December 31,	2003) to March 31,
	31, 2005	31, 2004	2003	2005
	(Unudited)	(Audited)	(Audited)	(Unaudited)
Revenue	$ -	-	$ -	$ -
Expenses	($279,979)	($1,691,351)	($16,319)	($ 1,987,649)
Net Loss for the Period	($279,979)	($1,691,351)	($16,319)	($1,987,649)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock, when and if we trade at a later date, could decline due to any of these risks, and you may lose all or part of your investment.

Risks related to our operating results

If we do not obtain additional financing, our business plan will fail.

As of March 31, 2005, we had cash on hand of $773,187 and working capital of $365,352. Our business plan calls for us to spend approximately $1,882,000 in connection with the exploration of our mineral claims during the next twelve months, the maintenance of our interests in our mineral claims and our general and administrative expenses during the next twelve months. Based on our cash and working capital position, we will require additional financing in the approximate amount of $1,520,000 in order to complete our plan of operations for the next twelve months. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market price of gold. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

If we are unable to maintain our interests in our Nevada mineral claims, then we will lose our interests in these mineral claims.

We are required to make substantial payments in order to maintain our interests in certain of our Nevada mineral claims. Over the next twelve months, we must make payments totalling $65,000 in lease and option payments in order to maintain our interests in our Buffalo Valley, Hanna, Lincoln Flat and Jenny Hill mineral properties. Our inability to make these payments due to a lack of financing or our determination not to make these payments will result in our losing our interests in these claims. If we are not able to maintain our interests in our mineral claims, then we will not be able to carry out our plan of operations.

Because we have only recently commenced preliminary exploration of our Nevada mineral claims, we face a high risk of business failure and this could result in a total loss of your investment.

We have not begun the initial stages of exploration of our mineral claims, and thus have no way to evaluate the likelihood whether we will be able to operate our business successfully. To date, we have been involved primarily in organizational activities, acquiring interests in mineral claims and in conducting preliminary exploration of mineral claims. We have not earned any revenues and have not achieved profitability as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will likely fail and you will lose your entire investment in this offering.

Because we do not have any revenues, we expect to incur operating losses for the foreseeable future.

We have never earned revenues and we have never been profitable. Prior to completing exploration on the mineral property, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. If we are unable to generate financing to continue the exploration of our mineral claims, we will fail and you will lose your entire investment in this offering.

We have yet to attain profitable operations and because we will need additional financing to fund our exploration activities, our accountants believe there is substantial doubt about the company’s ability to continue as a going concern

We have incurred a net loss of $1,707,670 for the period from September 25, 2003 (inception) to December 31, 2004, and have no revenues to date. Our ability to continue the exploration of our mineral claims is dependent upon our ability to obtain financing. These factors raise substantial doubt that we will be able to continue as a going concern.

Our financial statements included with this prospectus have been prepared assuming that we will continue as a going concern. Our auditors have made reference to the substantial doubt as to our ability to continue as a going concern in their audit report on our audited financial statements for the year ended December 31, 2004. If we are not able to achieve revenues, then we may not be able to continue as a going concern and our financial condition and business prospects will be adversely affected.

If our costs of exploration are greater than anticipated, then we will not be able to complete our planned exploration programs for our Nevada mineral claims without additional financing, of which there is no assurance that we would be able to obtain.

We are proceeding with the initial stages of exploration on our Nevada mineral claims. We have prepared budgets for our exploration programs. However, there is no assurance that our actual costs will not exceed the budgeted costs. Factors that could cause actual costs to exceed budgeted costs include increased prices due to competition for personnel and supplies during the Nevada summer exploration season, unanticipated problems in completing the exploration programs and delays experienced in completing the exploration program. Increases in exploration costs could result in us not being able to carry out our exploration programs without additional financing. There is no assurance that we would be able to obtain additional financing in this event.

Because of the speculative nature of exploration of mining properties, there is substantial risk that no commercially exploitable minerals will be found and our business will fail.

We are in the initial stages of exploration of our mineral claims, and thus have no way to evaluate the likelihood that we will be successful in establishing commercially exploitable reserves of gold or other valuable minerals on our mineral claims. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The search for valuable minerals as a business is extremely risky. We may not find commercially exploitable reserves of gold or copper in any of our mineral claims. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us on our exploration programs may not result in the discovery of commercial quantities of ore. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. In the course of carrying out exploration of our Nevada mineral claims, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. We currently have no such insurance nor do we expect to get such insurance for the foreseeable future. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all of our assets, resulting in the loss of your entire investment in this offering.

If we discover commercial reserves of precious metals on any of our mineral properties, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production.

Our mineral properties do not contain any known bodies of ore. If our exploration programs are successful in establishing ore of commercial tonnage and grade on any of our mineral claims, we will require additional funds in order to advance the mineral claims into commercial production. In such an event, we may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible, and you may lose your entire investment in this offering.

Because access to our mineral claims is often restricted by inclement weather, we may be delayed in our exploration and any future mining efforts.

Access to the mineral claims may be restricted to the period between April and November of each year due to snow and storms in the area. Inclement weather may result in significant delays in exploration efforts and may increase the costs of exploration, with the result that we may not be able to complete our exploration programs within the anticipated time frames or within our anticipated budgets.

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated time and cost of our exploration program.

There are several governmental regulations that materially restrict the exploration of minerals. We will be subject to the mining laws and regulations as contained in the Nevada Statutes and Nevada Administrative Code as we carry out our exploration program. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these regulations. While our planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase our time and costs of doing business and prevent us from carrying out our exploration program.

If we do not find a joint venture partner for the continued exploration of our mineral claims, we may not be able to advance the exploration work.

We may try to enter into joint venture agreements with potential partners for the further exploration and possible production of our mineral claims, particularly where we believe drilling of a mineral claim is warranted. We would face competition from other junior mineral resource exploration companies if we attempt to enter into a joint venture agreement with a partner. The possible partner could have a limited ability to enter into joint venture agreements with junior exploration programs and will seek the junior exploration companies who have the properties that they deem to be the most attractive in terms of potential return and investment cost. In addition, if we entered into a joint venture agreement, we would likely assign a percentage of our interest in the mineral claims to the joint venture partner. If we are unable to enter into a joint venture agreement with a partner, we may not be able to complete certain exploration work on certain of our properties, including planned drilling.

RISKS RELATING TO OUR COMMON STOCK

Sales of a substantial number of shares of our common stock into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize any current trading price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock, when and if such market develops. When this registration statement is declared effective, the selling stockholders may be reselling up to 23.2% of the issued and outstanding shares of our common stock. As a result of such registration statement, a substantial number of our shares of common stock which have been issued may be available for immediate resale when and if a market develops for our common stock, which could have an adverse effect on the price of our common stock. As a result of any such decreases in price of our common stock, purchasers who acquire shares from the selling stockholders may lose some or all of their investment.

Any significant downward pressure on the price of our common stock as the selling stockholders sell the shares of our common stock could encourage short sales by the selling stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations and the NADSD’s sales practice requirements, which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Please read this prospectus carefully. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided by the prospectus is accurate as of any date other than the date on the front of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the market price of gold and copper, availability of funds, government regulations, operating costs, exploration costs, outcomes of exploration programs and other factors. Forward-looking statements are made, without limitation, in relation to operating plans, property exploration and development, availability of funds, environmental reclamation, operating costs and permit acquisition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined in this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding our business plans, our actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. We do not intend to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

The safe harbour for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the offering made in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered through this prospectus by the selling shareholders. All proceeds from the sale of the shares will be for the account of the selling shareholders, as described below in the sections of this prospectus entitled “Selling Shareholders” and “Plan of Distribution”. We will however incur all costs associated with this registration statement and prospectus.

SELLING SHAREHOLDERS

The selling shareholders named in this prospectus (the “Selling Shareholders”) are offering all of the 10,890,000 shares of common stock offered through this prospectus. The shares are comprised of:

1.	5,445,000 shares purchased by the Selling Shareholders in private placement transactions completed by us in December 2004 and March 2005 pursuant to Rule 903 of Regulation S and Rule 506 of Regulation D of the Securities Act of 1933 (the “Private Placements”);

2.	5,445,000 shares that are issuable to the Selling Shareholders upon exercise of share purchase warrants that were purchased by the Selling Shareholders in the Private Placements.

The following table provides, as of June 16, 2005, information regarding the beneficial ownership of our common shares held by each of the selling shareholders, including:

1.	the number of shares owned by each selling shareholder prior to this offering;

2.	the total number of shares that are to be offered by each selling shareholder;

3.	the total number of shares that will be owned by each selling shareholder upon completion of the offering;

4.	the percentage owned by each selling shareholder; and

5.	the identity of the beneficial holder of any entity that owns the shares.

Information with respect to beneficial ownership is based upon information obtained from the selling shareholders. Information with respect to “Shares Beneficially Owned Prior to the Offering” includes the shares issuable upon exercise of the share purchase warrants held by the selling shareholders as these warrants are exercisable within 60 days of June 16, 2005. The “Number of Shares Being Offered” includes the shares acquired by the selling shareholders in the private placement transactions described above and the shares that are issuable upon exercise of the share purchase warrants acquired by the selling shareholders. Information with respect to “Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by this prospectus and no other purchases or sales of our common shares by the selling shareholders. Except as described below and to our knowledge, the named selling shareholder beneficially owns and has sole voting and investment power over all shares or rights to these shares.

	Shares Beneficially Owned Prior To This Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned Prior To This Offering(1)
Name of Selling Shareholder	Number	Percentage(2)		Number	Percentage(2)
Tony C. Lonstein (3)	120,000	0.3%	120,000	0	0.0
Douglas Casey (3)	400,000	1.0%	400,000	0	0.0
Bank SAL Openheim Jr. & Co. (3)	600,000	1.4%	600,000	0	0.0
4 P Management Partners SA (3)	80,000	0.2%	80,000	0	0.0
Sprott Asset Management Inc. (3)	3,400,000	8.1%	3,400,000	0	0.0
Gary Bogdanovich (4)	200,000	0.5%	200,000	0.0	0.0
Nicole Barton (4)	50,000	0.1%	50,000	0.0	0.0
613459 B.C. Ltd. (4)	200,000	0.5%	200,000	0.0	0.0
Craig Barton (4)	150,000	0.4%	150,000	0.0	0.0
James S. Barton (4)	200,000	0.5%	200,000	0.0	0.0
Wendy Barton (4)	100,000	0.2%	100,000	0.0	0.0
Gerald Mitton (4)	200,000	0.5%	200,000	0.0	0.0
Martin Tielker (4)	20,000	0.1%	20,000	0.0	0.0
Ian Kirk (4)	40,000	0.01%	40,000	0.0	0.0
Lisa Stefani (4)	104,000	0.3%	104,000	0.0	0.0
Carmen Lock (4)	16,000	0.04%	16,000	0.0	0.0
Randal Van Eijnsbergen (4)	50,000	0.1%	50,000	0.0	0.0
John Wheeler (4)	200,000	0.5%	200,000	0.0	0.0
Stephanie Weterings (4)	20,000	0.1%	20,000	0.0	0.0
Holnik Capital Inc. (4)	200,000	0.5%	200,000	0.0	0.0
Terry Salo (4)	50,000	0.1%	50,000	0.0	0.0

	Shares Beneficially Owned Prior To This Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned Prior To This Offering(1)
Name of Selling Shareholder	Number	Percentage(2)		Number	Percentage(2)
Dana Prince (4)	50,000	0.1%	50,000	0.0	0.0
Shaun Gibson (4)	50,000	0.1%	50,000	0.0	0.0
Remap Management Ltd. (4)	50,000	0.1%	50,000	0.0	0.0
John DeLusignan (4)	20,000	0.1%	20,000	0.0	0.0
Allen Achilles (4)	40,000	0.1%	40,000	0.0	0.0
Harbour Creek Management Corp. (4)	40,000	0.1%	40,000	0.0	0.0
Terry Evancio (4)	50,000	0.1%	50,000	0.0	0.0
John Day (4)	30,000	0.1%	30,000	0.0	0.0
David Elliott (4)	200,000	0.5%	200,000	0.0	0.0
Scott Gibson (4)	50,000	0.1%	50,000	0.0	0.0
David Shepherd (4)	200,000	0.5%	200,000	0.0	0.0
Millerd Holdings Ltd. (4)	200,000	0.5%	200,000	0.0	0.0
Laurence Guichon	50,000	0.1%	50,000	0.0	0.0
Ron Schmitz (4)	30,000	0.1%	30,000	0.0	0.0
Nathan Damianos (4)	20,000	0.1%	20,000	0.0	0.0
Traci-Benson-Migliarese (4)	50,000	0.1%	50,000	0.0	0.0
AK Abbi Professional Corp. (4)	30,000	0.1%	30,000	0.0	0.0
Linda Benson (4)	60,000	0.1%	60,000	0.0	0.0
Michael Kelly (4)	20,000	0.1%	20,000	0.0	0.0
Shreeram Wani (4)	20,000	0.1%	20,000	0.0	0.0
Wayne Young (4)	20,000	0.1%	20,000	0.0	0.0

	Shares Beneficially Owned Prior To This Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned Prior To This Offering(1)
Name of Selling Shareholder	Number	Percentage(2)		Number	Percentage(2)
Alana Constance (4)	20,000	0.1%	20,000	0.0	0.0
Cem Can (4)	20,000	0.1%	20,000	0.0	0.0
Michael H. Halvorson (4)	100,000	0.2%	100,000	0.0	0.0
Richard Bullock (4)	400,000	1.0%	400,000	0.0	0.0
Trafalgar 1805 Ltd. (4)	50,000	0.1%	50,000	0.0	0.0
Edward de Larrabeiti (4)	420,000	1.0%	420,000	0.0	0.0
661417 BC Ltd. (4)	100,000	0.2%	100,000	0.0	0.0
William J and R Jean Beard (4)	1,000,000	2.4%	1,000,000	0.0	0.0
Barry Davis (4)	400,000	1.0%	400,000	0.0	0.0
James Geiskopf (4)	200,000	0.5%	200,000	0.0	0.0
Richard S. Harmon (4)	66,000	0.2%	66,000	0.0	0.0
Leonard Lichter (4)	100,000	0.1%	100,000	0.0	0.0
Alan B. Miller (4)	174,000	0.6%	174,000	0.0	0.0
Richard Steinberger (4)	100,000	0.2%	100,000	0.0	0.0
Steven Ristorcelli (4)	60,000	0.1%	60,000	0.0	0.0
Total	10,890,000	23.2%	10,890,000	0.0	0.0

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on June 16, 2005.

(2)	Applicable percentage of ownership is based on 41,558,000 shares of common stock outstanding as of June 16, 2005.

(3)
Consists of the shares issued to the selling shareholder upon completion of the December 2004 private placement plus an equivalent number of shares that can be acquired by the selling shareholder upon exercise of share purchase warrants purchased by the selling shareholder in the December 2004 private placement within 60 days of the date hereof.

(4)
Consists of the shares issued to the selling shareholder upon completion of the March 2005 private placement plus an equivalent number of shares that can be acquired by the selling shareholder upon exercise of share purchase warrants purchased by the selling shareholder in the March 2005 private placement within 60 days of the date hereof.

Because a selling shareholder may offer by this prospectus all or some part of the common shares which it holds, no estimate can be given as of the date hereof as to the number of common shares actually to be offered for sale by a selling shareholder or as to the number of common shares that will be held by a selling shareholder upon the termination of such offering.

PLAN OF DISTRIBUTION

Timing of Sales

The selling shareholders may offer and sell the shares covered by this prospectus at various times. The selling shareholders will act independently of Lincoln Gold in making decisions with respect to the timing, manner and size of each sale.

No Known Agreements to Resell the Shares

To our knowledge, no selling shareholder has any agreement or understanding, directly or indirectly, with any person to resell the shares covered by this prospectus.

Offering Price

The selling shareholders will sell their shares to the public at:

1.	The market price prevailing at the time of sale;

2.	A price related to such prevailing market price; or

3.	Such other price as the selling shareholders determine from time to time.

The sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale.

Manner of Sale

The shares may be sold by means of one or more of the following methods:

1.	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

2.	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

3.	ordinary brokerage transactions in which the broker solicits purchasers;

4.	through options, swaps or derivative;

5.	in transactions to cover short sales;

6.	privately negotiated transactions; or

7.	in a combination of any of the above methods.

The selling shareholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling shareholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling shareholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

If our selling shareholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker dealers acting as underwriters.

The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the selling stockholder is not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock. These expenses are estimated to be $35,000, including, but not limited to, legal, accounting, printing and mailing fees. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

LEGAL PROCEEDINGS

We currently are not party to any material legal proceedings and, to our knowledge, no such proceedings are threatened or contemplated.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our current executive officers and directors are:

Name	Age	Position
Andrew F. B. Milligan (1)	82	Director and Chairman of the Board
Paul F. Saxton (1)	58	Director, President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer
James Chapman	51	Director
James Currie	54	Director
Steven Chi (1)	66	Director
Jeffrey Wilson	56	Vice-President - Exploration

(1) Member of our Audit Committee.

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years:

Andrew F. B. Milligan, Chairman and Director

Mr. Andrew Milligan was appointed as one of our directors on March 26, 2004. Our board of directors also appointed Mr. Milligan as our chairman as of March 26, 2004. Mr. Milligan is a business executive who has concentrated on mining ventures over the past 25 years. From 1984 to 1986 he was President and Chief Executive Officer of Glamis Gold Ltd. In November 1986 he was appointed President and Chief Executive Officer of Cornucopia Resources Ltd. In 1998 and 1999 Cornucopia disposed of its gold mining interests and subsequently merged with three other companies to form Quest Investment Corporation. Mr. Milligan was a director of Quest until June, 2003. He is currently a director of several mining companies trading on both the American Stock Exchange and the TSX Venture Exchange.

Paul F. Saxton, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Director

Mr. Saxton was appointed as a director of the Company on March 26, 2004. Our board of directors also appointed Mr. Saxton as our chief executive officer and our chief financial officer as of March 26, 2004. Paul Saxton is a mining engineer who also holds an MBA from the University of Western Ontario. He has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent, President and CEO of numerous Canadian mining companies. Following 10 years with Cominco, Paul became Vice President and President of Mascot Gold Mines Ltd., initially working on the design and construction of the Nickel Plate mine in BC. Subsequently Paul became a Vice-President of Corona Corporation where he was responsible for western operations and exploration for the company and was instrumental in the re-opening of the Nickel Plate. In 1989, Paul was appointed Senior Vice President of Viceroy Resource Corporation where he was responsible for obtaining financing and the construction and operations of the Castle Mountain mine in California. As President of Loki Gold Corporation and Baja Gold Inc, Paul was responsible for bringing the Brewery Creek Gold mine into production. Following his departure from Viceroy in 1998, Paul became President of Standard Mining Corp., organizing the company and supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd.

James Chapman, Director

Mr. Chapman was appointed as one of our directors on April 12, 2004. Mr. Chapman graduated from the University of British Columbia in 1976 with a B.Sc. Geology degree and has focused on mineral exploration primarily for junior mining companies and consulting groups. This experience has incorporated all aspects of the industry from property evaluation, project generation through implementation and report preparation for owners, clients and regulatory authorities. Since 1982 he has operated as an independent consulting geologist on projects including precious and base metals, uranium, diamonds and phosphate, from reconnaissance level projects to deposit definition drill programs. He is a “Qualified Person” under Canadian regulations, as defined by National Instrument Policy 43.101.

James A. Currie, Director

Mr. Currie was appointed as one of our directors on April 12, 2004. Mr. Currie is the President of Luzon Minerals Ltd. and is a mining engineer with more than 24 years experience in the industry, having worked in operations and development in Canada, the United States and S.E. Asia. Early in his career he worked for such major companies as Placer-Dome, Noranda and Fording Coal. In recent years, he has worked as a senior executive for a number of junior exploration and development companies including: Queenstake Resources Ltd., Galactic Resources Ltd. Cornucopia Resources Ltd., and most recently, Ivanhoe Mines Ltd., where he was responsible for Ivanhoe’s activities in Myanmar and was a member of the Board of Directors of Myanmar Ivanhoe Copper Company Ltd. Mr. Currie is also Vice-President of Behre Dolbear and Company Ltd., the Canadian arm of Behre Dolbear and Company Inc., an international minerals consultancy based out of Denver, Colorado. In his capacity with Behre Dolbear, Mr. Currie has acted as Project Manager and as a “Qualified Person” on a number of reports submitted to the TSE and TSX Venture exchanges.

Steven Chi, Director

Mr. Chi was appointed as a director of the Company on August 20, 2004. Mr. Chi is a professional mining engineer with a career as an executive of the international mining and construction giant, Washington Group International (formerly Morrison Knudsen Company). He has traveled and worked worldwide, including the Americas, Asia and Europe. Mr. Chi currently serves on the board of administrators for a large lignite mine and power plant complex in Leipzig, Germany. Mr. Chi has extensive experience in all aspects of mining and development including gold and precious metals mining and previously served on the board of NASDAQ-listed MK Gold Company.

SIGNIFICANT EMPLOYEES OR CONSULTANTS

Jeffrey Wilson, Vice-President - Exploration

Mr. Wilson has been appointed as our Vice President - Exploration on May 25, 2004. Mr. Wilson has twenty-seven years of professional exploration experience in the United States, Mexico and Central America with emphasis on gold. He served as Director of Exploration for Echo Bay Exploration Inc. for eleven years, first in western U.S. and later in Mexico and Central America. He earlier served as Exploration Manager, Western U.S., with Tenneco Minerals Company, with most projects in Nevada. Mr. Wilson earned his MSc. in Geology from the University of Southern California.

We also have consulting relationships with other geologists and persons that are included in our projects and properties from time to time.

TERMS OF OFFICE

Our directors are elected to hold office until the next annual meeting of our shareholders and until their respective successors have been elected and qualified. Our executive officers are appointed by our board of directors to hold office until their successors are appointed.

AUDIT COMMITTEE

We have an audit committee of our board of directors comprised of Andrew Milligan, our chairman, Steven Chi and Paul Saxton, our president, chief executive officer and chief financial officer. Mr. Saxton is not independent of our management.

CODE OF ETHICS

We have presently not adopted a code of ethics due to the fact that we are in the early stage of our operations and have only recently acquired our mineral properties. We have received a draft code of ethics prepared by our legal counsel for our review and consideration. Our board of directors is currently reviewing this draft code of ethics and anticipates adopting a code of ethics during the current fiscal year.

FAMILY RELATIONSHIPS

There are no family relationships among our directors or officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of our common shares owned beneficially as of June 16, 2005 by: (i) each person (including any group) known to us to own more than five percent (5%) of our common stock, (ii) each of our directors and by each of our executive officers, and (iii) our executive officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Directors and Officers
Common Stock	Paul F. Saxton, Director, President, Chief Executive Officer and Chief Financial Officer	5,930,000(2)	14.2%
Common Stock	Andrew F.B. Milligan, Director	1,930,000(3)	4.6%
Common Stock	James Chapman, Director	950,000(4)	4.1%
Common Stock	James Currie, Director	950,000(5)	4.1%
Common Stock	Steven Chi, Director	750,000(6)	0.0%
Common Stock	Jeffrey Wilson, Vice President Exploration	1,180,000(7)	1.0%

Title of Class	Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	All Directors and Executive Officers as a Group (6 persons)	11,690,000(8)	27.0%
5% Stockholders
Common Stock	Alexander Holtermann (9) Kranichsteiner Str. 21 60598 Frankfurt am Main, Germany	11,500,000 shares	22.3%
Common Stock	Joe Eberhard Dorfstrasse #15 CH 8903, Birmensdorf Switzerland	3,000,000 shares Direct	7.2%
Common Stock	Michael Baybak (10) Suite 1200 750 West Pender Street Vancouver, B.C.	2,500,000 shares Indirect	6.0%
Common Stock	Sprott Asset Management Inc.(11) Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario M5J 2J1 Canada	3,400,000	7.9%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on March 28, 2005. As of March 28, 2005, there were 41,558,000 shares issued and outstanding.

(2)	Consists of 5,500,000 shares held by Mr. Saxton and 430,000 shares that can be acquired by Mr. Saxton upon exercise of options to purchase shares held by Mr. Saxton within 60 days of the date hereof.

(3)
Consists of 1,500,000 shares held by Mr. Milligan and 430,000 shares that can be acquired by Mr. Milligan upon exercise of options to purchase shares held by Mr. Milligan within 60 days of the date hereof.

(4)	Consists of 750,000 shares held by Mr. Chapman and 200,000 shares that can be acquired by Mr. Chapman upon exercise of options to purchase shares held by Mr. Chapman within 60 days of the date hereof.

(5)
Consists of 750,000 shares held by Mr. Currie indirectly through Anacortes Management Ltd. and 200,000 shares that can be acquired by Mr. Currie upon exercise of options to purchase shares held by Mr. Currie within 60 days of the date hereof. James Currie beneficially owns a 100% interest in Anacortes Management Ltd.

(6)	Consists of 750,000 shares held by Mr. Chi.

(7)
Consists of 750,000 shares held by Mr. Wilson directly and 430,000 shares that can be acquired by Mr. Wilson upon exercise of options to purchase shares held by Mr. Wilson within 60 days of the date hereof.

(8)
Consists of 10,000,000 shares held by our directors and executive officers and 1,690,000 shares that can be acquired by our directors and executive officers upon exercise of options to purchase shares held by our directors and executive officers within 60 days of the date hereof.

(9)
Comprised of 1,500,000 shares held by the investor, 5,000,000 shares issuable upon conversion of a debenture held by Alexander Holterman in the principal amount of $200,000 convertible at $0.04 per share and 5,000,000 shares issuable upon exercise of warrants held by the investor that are exercisable at $0.04 per share

(10)	Windsor Capital Corporation owns directly 2,500,000 shares in the capital of the Company. Michael Baybak beneficially owns a 100% interest in Windsor Capital Corporation.

(11)
Consists of 1,700,000 shares held by Sprott Asset Management Inc. and 1,700,000 shares issuable upon exercise of 1,700,000 share purchase warrants held by Sprott Asset Management Inc. which are exercisable within 60 days hereof.

Changes in Control

We are unaware of any contract, or other arrangement or provision of our Articles or by-laws, the operation of which may at a subsequent date result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.001 per share. As of June 16, 2005, there were 41,558,000 shares of our common stock issued and outstanding held by 89 shareholders of record.

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or as provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing one-percent (1%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

The holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor. See “Dividend Policy.”

The holders of shares of our common stock will be entitled to receive pro rata all of our assets available for distribution to such holders.

In the event of any merger or consolidation of our company with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

LEGAL MATTERS

Lang Michener, Barristers and Solicitors, our independent legal counsel, has provided an opinion on the validity of the shares of our common stock that are the subject of this prospectus.

EXPERTS

The financial statements included in this prospectus and registration statement have been audited by Amisano Hanson, Chartered Accountants, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement. These financial statements are included in reliance upon the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant, nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”) and we file annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission. You may read and copy any material that we file with the Securities and Exchange Commission at the public reference room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding issuers that file electronically with the Commission. This prospectus is part of a registration statement on Form SB-2 that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities offered, including certain exhibits. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC's Internet site.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes, our Articles of Incorporation and our Bylaws.

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

ORGANIZATION WITHIN LAST FIVE YEARS

Incorporation

We were incorporated under the laws of the State of Nevada as Braden Technologies, Inc. on February 17, 1999. We have been engaged in the acquisition and exploration of mineral properties since our inception.

Share Split

We completed a four-for-one split of our common stock effective March 10, 2004. As a result of this stock-split, our authorized capital increased from 25,000,000 shares to 100,000,000 shares of common stock. Concurrent with our stock split, the number of our issued and outstanding shares increased from 2,850,000 shares to 11,400,000 shares.

Acquisition of Lincoln Gold

We completed the acquisition of Lincoln Gold Corp., (“Lincoln Gold”) a Nevada corporation effective March 26, 2004. This acquisition was completed by our acquisition of all of the issued and outstanding shares of Lincoln Gold from the former shareholders of Lincoln Gold. On closing of the acquisition, we issued 24,000,000 shares of our common stock to the shareholders of Lincoln Gold. As a result of this issuance, the number of our issued and outstanding shares increased from 11,400,000 shares to 35,400,000 shares, of which approximately 67.80% was owned by the former shareholders of Lincoln Gold upon the completion of the acquisition.

Merger with Lincoln Gold

Subsequent to our acquisition of Lincoln Gold, we merged with Lincoln Gold in a parent/ subsidiary merger in April 2004 under Chapter 92A of the Nevada Revised Statutes. We completed the change of our name from “Braden Technologies Inc.” to “Lincoln Gold Corporation” as part of this merger process.

DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

The information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the market price of gold, availability of funds, government regulations, common share prices, operating costs, capital costs, outcomes of ore reserve development and other factors. Forward-looking statements are made, without limitation, in relation to operating plans, property exploration and development, availability of funds, environmental reclamation, operating costs and permit acquisition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined below, and, from time to time, in other reports we file with the SEC. These factors may cause our actual results to differ materially from any forward-looking statement. We disclaim any obligation to publicly update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

OVERVIEW

We are engaged in the acquisition and exploration of mineral properties in the State of Nevada. Our plan of operations for the next twelve months is to conduct exploration of our mineral properties in the State of Nevada.

We are an exploration stage company. All of our projects are at the exploration stage and there is no assurance that any of our mining claims contain a commercially viable ore body. We plan to undertake further exploration of our properties. We anticipate that we will require additional financing in order to pursue full exploration of these claims. We do not have sufficient financing to undertake full exploration of our mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.

There is no assurance that a commercially viable mineral deposit exists on any of our mineral properties. Further exploration beyond the scope of our planned exploration activities will be required before a final evaluation as to the economic and legal feasibility of mining of any of our properties is determined. There is no assurance that further exploration will result in a final evaluation that a commercially viable mineral deposit exists on any of our mineral properties.

MINERAL PROPERTIES AND PLAN OF OPERATIONS

We hold interests in five groups of mineral properties in Nevada, as described below:

Name of Property	Location
Buffalo Valley Property	Humboldt, Lander & Pershing Counties, Nevada
Hannah Property	Churchill County, Nevada
JDS Property	Eureka County, Nevada
Jenny Hill Property	Mineral & NYE Counties, Nevada
Lincoln Flat Property	Lyon & Douglas Counties, Nevada

Our plan of operations is to carry out exploration of our mineral properties. Our specific exploration plan for each of our mineral properties, together with information regarding the location and access, history of operations, present condition and geology of each of our properties, is presented in the section of this prospectus entitled “Description of Properties.” All of our exploration programs are preliminary in nature in that their completion will not result in a determination that any of our properties contains commercially exploitable quantities of mineralization.

Our exploration programs will be directed by our management and will be supervised by Mr. Jeff Wilson, our vice-president of exploration. We will engage contractors to carry out our exploration programs under Mr. Wilson’s supervision. Contractors that we plan to engage include project geologists, geochemical sampling crews and drilling companies, each according the specific exploration program on each property. Our budgets for our exploration programs are set forth in the section of this prospectus entitled “Description of Properties.” We plan to solicit bids from drilling companies prior to selecting any drilling company to complete a drilling program. We anticipate paying normal industry rates for reverse-circulation drilling.

We plan to complete our exploration programs within the periods specified in the section of this prospectus entitled “Description of Properties.” Key factors that could delay completion of our exploration programs beyond the projected timeframes include the following.

(a)	Poor availability of drill rigs due to high demand in Nevada;
(b)	Delays caused by permitting and bonding with the US Bureau of Land Management with respect to drilling programs;
(c)	Our inability to identify a joint venture partner and conclude a joint venture agreement where we anticipate a joint venture will be required due to the high costs of a drilling program;
(d)	Adverse weather, including heavy snow; and
(e)	Our inability to obtain sufficient funding.

Key factors that could cause our exploration costs to be greater than anticipated include the following:

(a)	adverse drilling conditions, including caving ground, lost circulation, the presence of artesian water, stuck drill steel and adverse weather precluding drill site access;
(b)	increased costs for contract geologists and geochemical sampling crews due to increased in demand in Nevada; and
(c)	increased drill rig and crew rental costs due to high demand in Nevada.

Our board of directors will make determinations as whether to proceed with the additional exploration of our Nevada mineral properties based on the results of the preliminary exploration that we undertake. In completing these determinations, we will make an assessment as to whether the results of the preliminary exploration are sufficiently positive to enable us to achieve the financing that would be necessary for us to proceed with more advanced exploration.

We may consider entering into joint venture arrangements on several of our mineral properties, as noted in the section of this prospectus entitled “Description of Properties”, to provide the required funding to pursue drilling and advanced exploration of our mineral claims. If we entered into a joint venture arrangement, we would likely have to assign a percentage of our interest in our mineral claims to the joint venture partner. The assignment of the interest would be conditional upon contribution by the joint venture partner of capital to enable the advanced exploration on the mineral properties to proceed. We are presently in the process of attempting to locate a joint venture partner for our mineral claims, but we have not concluded any joint venture agreements to date. There is no assurance that any third party would enter into a joint venture agreement with us in order to fund exploration of our mineral claims.

We plan to continue exploration of our mineral claims for so long as the results of the geological exploration that we complete indicate the further exploration of our mineral claims is recommended and we are able to obtain the additional financing necessary to enable us to continue exploration. We plan to renew all of our mineral claims by making the required filings with the Bureau of Land Management by September 1, 2005. All exploration activities on our mineral claims are presently preliminary exploration activities. Advanced exploration activities, including the completion of comprehensive drilling programs, will be necessary before we are able to complete any feasibility studies on any of our mineral properties. If our exploration activities result in an indication that our mineral claims contain potentially commercial exploitable quantities of gold, then we would attempt to complete feasibility studies on our property to assess whether commercial exploitation of the property would be commercially feasible. There is no assurance that commercial exploitation of our mineral claims would be commercially feasible even if our initial exploration programs show evidence of gold mineralization.

If we determine not to proceed with further exploration of any of our mineral claims due to results from geological exploration that indicate that further exploration is not recommended or due to our lack of financing, we will attempt to acquire additional interests in new mineral resource properties. Due to our limited finances, there is no assurance that we would be able to acquire an interest in a new property that merits further exploration. If we were to acquire an interest in a new property, then our plan would be to conduct resource exploration of the new property. In any event, we anticipate that our acquisition of a new property and any exploration activities that we would undertake will be subject to our achieving additional financing, of which there is no assurance.

PRIOR EXPLORATION ACTIVITIES

Basin Mineral Claims

We entered into a mineral property option agreement dated February 18, 1999 with Miranda Gold Corp. ("Miranda") to acquire a 50% interest in certain mineral claims situated in the State of Nevada. During fiscal 2003, we agreed to terminate the option agreement with Miranda and entered into negotiations directly with the owner of the Miranda property in order to secure directly an option on several of the claims previously held by the Company as well as acquiring several new claims. We entered into an option agreement dated February 12, 2004 with J. Rice Development Corp. (“Rice Development”) whereby we acquired an option to acquire an undivided 100% right, title and interest in certain mineral claims in Nevada known as the Basin Claims. The option agreement requires that we make option payments to Rice Development over four years totaling $94,200 and drill a minimum of six holes on the property by August 15, 2005.

We have determined not to proceed with the drill program on the Basin Claims, as required to be completed by August 15, 2005, based on our determination to prioritize exploration of our other Nevada mineral properties. Accordingly, we anticipate that our interest in the Basin Claims will lapse effective August 15, 2005. We have not provided further disclosure regarding the Basin Claims as our interest in the Basin Claims is not significant to our business or our plan of operations.

Hercules Prospect

We entered into a joint venture agreement for the Hercules Prospect (the “Hercules Joint Venture Agreement”) dated April 18, 2004 with Miranda U.S.A. Inc. and Miranda Gold Corp. Under the Hercules Joint Venture Agreement, we obtained the exclusive right to acquire a 60% interest in the Hercules Prospect subject to certain cash payments and exploration expenditures to be made as follows:

a)	Upon signing of the agreement, payment in the amount of $10,000;
b)	By September 8, 2004 payment in the amount of $14,000 and expenditures in the amount of $75,000, or 3600 feet of reverse circulation drilling;
c)	By September 8, 2005 payment in the amount of $16,500 and expenditures in the amount of $150,000;

d)	By September 8, 2006 payment in the amount of $26,500 and expenditures in the amount of $150,000;
e)	By September 8, 2007 payment in the amount of $39,000; and expenditures in the amount of $200,000 until commencement of commercial production; and
f)	By September 8, 2008 and every year thereafter $3,000.

We determined to proceed with a drilling program on the Hercules Prospect in the summer of 2004. We completed the drilling of three holes with an aggregate total of 2800 feet drilled. Adverse drilling conditions precluded the drilling of a fourth hole. Prospective portions of each drill hole were sampled and assayed at an ISO 9002 and ISO 9001:2000 certified laboratory in Reno, Nevada. We reviewed the results of the drill program in September 2004 and determined that the results did not warrant further exploration work based on our criteria. As a result, we terminated the joint venture agreement between Miranda U.S.A. Inc. and Miranda Gold Corp. in September 2004.

We completed reclamation activities of the Hercules property that we completed drilling activities on during 2004. All drill pads and drill roads constructed by us in 2004 were re-contoured to their original topography as per U.S. Bureau of Land Management (the “BLM”) requirements. Seeding with approved seed mix was also completed. It will likely require two growing seasons with good re-vegetation results before the entire Reclamation Bond that we posted with the BLM as security for our reclamation obligations will be refunded to us by the BLM.

New Opportunities

During the first quarter, we reviewed new prospective gold exploration opportunities in Nevada, Utah, Arizona, California, and Mexico. We did not enter into any agreements to acquire any interests in the properties we reviewed. We plan to continue to review new opportunities on a case-by-case basis.

COMPETITION

We are a junior mineral resource exploration company. We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to achieve the financing necessary for us to conduct further exploration of our mineral properties.

We will also compete with other junior mineral exploration companies for financing from a limited number of investors that are prepared to make investments in junior mineral exploration companies. The presence of competing junior mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

We will also compete with other junior and senior mineral companies for available resources, including, but not limited to, professional geologists, camp staff, helicopter or float planes, mineral exploration supplies and drill rigs.

GOVERNMENT REGULATIONS

We will be required to obtain work permits from the United States Bureau of Land Management (“BLM”) for any exploration work that results in a physical disturbance to the land. We will not be required to obtain a work permit for any phase of our proposed mineral exploration programs that does not involve any physical disturbance to the mineral claims, such as data compilation, field work and geochemical surveys. We will be required to obtain work permits for all drilling operations that we plan to conduct on our mineral properties. Prior to commencing drilling operations on any of our properties, we must submit a “Notice of Intent to Operate” to the BLM and post a bond as security for our obligation to complete reclamation activities. We will be required by the Bureau of Land Management to undertake remediation work on any work that results in physical disturbance to the mineral claims, including drilling programs. We estimate that the cost of remediation work for our drilling programs will be approximately $25,000 for each drilling program. The estimated amount of remediation work is included within our budgets for our exploration programs. The actual amount of reclamation cost will vary according to the degree of physical disturbance.

RESEARCH AND DEVELOPMENT EXPENDITURES

We have not spent any amounts on research and development activities since our inception. Our planned expenditures on our exploration programs are summarized under the section of this prospectus entitled “Description of Properties.”

EMPLOYEES

We have two employees, namely Paul Saxton, our chief executive officer and chief financial officer, and Jeffrey Wilson, our vice-president of exploration. We carry out our exploration programs through contracts with third parties, including geologists, engineers, drilling companies.

SUBSIDIARIES

We do not have any subsidiaries.

DESCRIPTION OF PROPERTIES

We maintain our head office located at Suite 350 – 885 Dunsmuir Street, Vancouver, B.C., V6C 1N5. These premises are located at the business premises of our president, Mr. Paul Saxton. We pay a proportionate share of rent and administrative expenses associated with these premises.

Our operations office is located at 325 Tahoe Drive, Carson City, Nevada, 89703. Our operations office is located in the home of Mr. Jeff Wilson, our vice-president of exploration. These premises are provided by Mr. Wilson at no cost to us.

Our current five groups of mineral properties located in the State of Nevada are described below:

BUFFALO VALLEY PROPERTY

Location and Access

The Buffalo Valley property is located in north-central Nevada, approximately 25 miles west of the small town of Battle Mountain, Nevada in Humboldt, Lander, and Pershing Counties. Access is good via US Interstate 80 to the north and numerous dirt and gravel ranch and mine roads. A map showing the location of and access to the Buffalo Valley property is presented below:

2. Ownership Interest

We have acquired a twenty year lease of the two hundred sixty-eight (268) unpatented lode claims that comprise the Buffalo Valley Property. We acquired our lease pursuant to a mining lease agreement dated July 9, 2004 between us and Nevada North Resources (U.S.A.), Inc., the underlying owner of the property (“Nevada North”). We paid to $10,000 to Nevada North upon execution of the lease agreement. We are obligated to make the following advance minimum royalty payments to Nevada North in order to maintain our leasehold interest in the Buffalo Valley Property:

Date of Payment	Amount of Advance Minimum Royalty
July 9, 2005	$20,000
July 9, 2006	$20,000
July 9, 2007	$40,000
July 9, 2008	$40,000
July 9, 2009	$50,000
July 9, 2010	$50,000
July 9, 2011	$60,000
July 9, 2012	$60,000
July 9, 2013	$70,000
July 9, 2014	$70,000
Each Subsequent Anniversary	$80,000, subject to adjustment for inflation increases with the beginning index being the index published for April 2015

We have committed to a two year option on the claims made up of the initial payment and the first year anniversary payment. Thereafter, Nevada North will be entitled to terminate if we do not make any subsequent payment. We will not be responsible or liable for advance royalty payments due subsequent to termination or expiration of the lease agreement.

In addition, we are obligated to pay to Nevada North a net smelter return (“NSR”) equal to a percentage of “Net Revenue” as defined and calculated under the lease agreement as follows:

Price of Gold	Amount of NSR, as a percentage of Net Revenue
$375 or less per ounce	3.0%
More than $375 but less than $474 per ounce	4.0%
$474 or more per ounce	5.0%

The initial term of the lease is twenty years from July 9, 2004, subject to our making the required payments to Nevada North. The term of the lease will remain in effect thereafter for so long as mining, processing, construction of mine facilities, development or ore reserves or exploration activities continue on the Buffalo Valley Property or adjacent properties that we own or control.

The lease agreement entitles us to carry out mineral exploration of the Buffalo Valley Property during the term of the lease. We are obligated to pay for all Bureau of Land Management and county maintenance fees required in order to maintain the claims comprising the Buffalo Valley Property during the term of the lease. We do not have any minimum work or exploration requirements under the lease.

We must pay $20,000 in lease payments to Nevada North in July 2005 and $35,866.50 for BLM and County annual claim maintenance fees by September 1, 2005. We are not obligated to complete any exploration expenditures in order to maintain our lease interest in the Buffalo Valley property.

3. History of Operations

The Buffalo Valley Property and adjacent areas have been explored over the past 10 years by Uranerz, Cameco, Nevada North, Homestake, Anglo Gold, and Newcrest. Geophysical work and some drilling were conducted by Uranerz/Cameco and Anglo Gold and perhaps others. Under Homestake’s control, exploration of the property was advanced by assimilating the large data base and defining three shear zone targets along the Buffalo Valley “axial fault.” The targets were never drilled because Barrick bought out Homestake and the property was returned to Nevada North.

The most comprehensive geological report in our possession is an exploration drilling proposal prepared for Homestake which recommended the drilling of 10 exploration holes with attending budget. The drilling program was approved by Homestake’s senior management but the holes were never drilled due to the acquisition of Homestake Mining by Barrick.

We also have obtained several CD disks containing geological and geophysical data, including important information from Anglo Gold. We are in the process of organizing and evaluating this information.

4. Present Condition of the Property and Proposed Exploration Program

The Buffalo Valley Property is in the early stage of exploration and presently contains no known gold or silver resources. There is no plant or equipment on the Buffalo Valley Property. The property consists of barren land with no improvements.

Our plan of exploration for the Buffalo Valley Property is as follows:

Description of Phase of Exploration	Description of Exploration Work Required
Data Compilation	Compile available data and confirm past Homestake drill targets.
Field Work	Search property for subcrops and sample where warranted.
Geochemical Survey	Conduct limited Mercury-Soil-Gas surveys in the selected areas to help confirm existing targets and possibly identify new, blind targets.
Joint Venture	Solicit joint venture partners.
Phase 1 Drilling	Drill the Homestake targets and new targets as warranted; minimum of ten (10) reverse –circulation exploration holes.
Data Evaluation	Evaluate results.

The anticipated timetable and estimated budget for completion for each stage of exploration are as follows:

Stage of Exploration	Anticipated Timetable for Completion	Estimated Cost of Completion
Data Compilation	1st - 2nd Qtr of 2005	$ 5,000
Field Work	2nd Qtr of 2005	$ 12,000
Geochemical Survey	2nd Qtr of 2005	$ 13,000
Form Joint Venture	2nd Qtr of 2005	$ 5,000
Phase 1 Drilling	3rd Qtr of 2005	$ 200,000
Data Evaluation	4th Qtr of 2005	$ 5,000

During the first quarter of 2005, our exploration work on the Buffalo Valley property focused largely on acquisition and compilation of past geophysical and drilling data. We plan to continue to review existing data and may decide to conduct a mercury soil gas survey to further define targets for advanced exploration. We are presently seeking a joint venture partner to help finance further exploration of the property. There is no assurance that we will be able to locate a joint venture partner to fund the contemplated drilling program on the Buffalo Valley property. If we are unable to enter into any joint venture arrangement, then we may determine to proceed with the drilling program if we have sufficient funding.

5. Geology

The Buffalo Valley Property lies within the northern portion of the Battle Mountain-Eureka Gold Trend in the broad, north-northeast-trending Buffalo Valley. Although much of the bedrock in Buffalo Valley is concealed by alluvium, past exploration drilling has revealed favourable stratigraphy for Carlin-type, Cove-type and skarn deposits containing gold and silver mineralization beneath valley fill. Potential host rocks above the Golconda Thrust include the Triassic Star Peak Group (Cove host) and the Carboniferous Havallah Sequence (partial Lone Tree host; Converse host). Host rocks beneath the Golconda Thrust are the Penn-Permian Antler Sequence (Lone Tree & Marigold hosts). District ore controls appear to be north-trending faults, favourable stratigraphy, and +/- 41-39 million year old intrusive rocks. Geophysical interpretations indicate that a swarm of north-trending faults are present within the claims controlled by us. Gossanous alteration and elevated pathfinder elements have been encountered on the property in past drilling.

HANNAH PROPERTY, CHURCHILL COUNTY, NEVADA

Location and Access

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the Property. A map showing the location of and access to the Hannah property is presented below:

 Ownership Interest

The Hannah property is comprised of twenty-three (23) unpatented lode claims covering approximately 460 acres (0.72 sq. miles) in Churchill County, Nevada.

We have an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003 between us and Larry and Susan McIntosh of Gardnerville, Nevada, as optionors. We have the option to acquire a 100% interest in the Hannah property by making aggregate payments to the optionors in the amount of $210,000. We may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. We are obligated to make the following option payments in order to maintain our option agreement in good standing:

Date of Payment	Amount of Option Payment
December 24, 2003	$ 5,000 (paid)
January 10, 2005	$ 5,000 (paid)
January 10, 2006	$ 10,000
January 10, 2007	$ 15,000
January 10, 2008	$ 25,000

January 10, 2009	$ 25,000
January 10, 2010	$ 25,000
January 10, 2011	$ 25,000
January 10, 2012	$ 25,000
January 10, 2013	$ 50,000

We will be deemed to have exercised the option upon completion of the above option payments at which time we will be entitled to a 100% interest in the Hannah property, subject to the payment of a net smelter royalty to the optionors. The net smelter royalty will be calculated as 3% of net smelter returns, as defined in the option agreement, if the price of gold is less than or equal to $400 per ounce, and 4% of net smelter returns if the price of gold is greater than $400 per ounce. If we exercise the option, we will have the right to reduce the net smelter royalty by 1%, up to a maximum of 2%, upon the payment of $500,000 to the optionors for each 1% of reduction as set out in the table below:

Gold Price (US$ per ounce)	Net Smelter Royalty payable on execution of the Agreement	Net Smelter Royalty payable after first payment of $500,000	Net Smelter Royalty payable after second payment of $500,000
Less than or equal to $400	3%	2%	1%
Greater than $400	4%	3%	2%

If we complete a positive feasibility study for the development or mining of mineral products on the Hannah property and obtains all government approvals, consents, licenses and permits to construct, develop or operate a mine on the Hannah property prior to January 10, 2013, we will be obligated purchase the Hannah property prior to the commencement of mining of mineral products. In this event, the purchase price for the Hannah property shall be the sum of all unpaid option payments due to the optionors through January 10, 2013.

We have the exclusive right to conduct exploration on the Hannah property during the term of the option agreement, provided that we make the required option payments. We are obligated to make all federal and county claim maintenance fees in a timely manner to keep the claims in good standing during the term of the option agreement. In the event that we do not make any required option payment, then the optionors will be entitled to terminate the agreement and we will lose our interest in the property. However, we will not have any obligation to make further option payments in the event of termination due our inability to make any required option payment. We may surrender our interest in the property and terminate the agreement at our election upon written notice to the optionors. In this event, the optionors will retain all option payments paid pursuant to the agreement.

We will be required pay $3,074.50 for BLM and County annual claim maintenance fees by September 1, 2005. We are not obligated to complete any minimum exploration expenditures or other work commitment in order to maintain our option on the Hannah property.

History of Operations

Various old shafts, adits, and numerous small prospects are on the Hannah Property from prospecting in the early 1900’s. Cominco was active in the general area in the 1960’s and Chevron drilled three scattered holes on the claim block in the 1980’s. None of Chevron’s holes tested the Hannah gold target. Four backhoe trenches were dug by Cordex in the late 1990’s, however no follow-up work was conducted. NDT Ventures held the property in 2002 but conducted no significant work. A total of 50 soil samples and 329 rock-chip samples have been collected from the property and assayed.

Present Condition of the Property and Current State of Exploration

The Hannah Property is in the early stage of exploration and presently contains no known gold or silver resources. Our current state of exploration consists of geologic mapping and sampling.

There is no plant or equipment on the Hannah Property other than some scattered remnants of past prospecting. The property consists of barren land with no improvements with the exception of dirt roads.

We have no formal geologic reports on the Hannah Property. However, we do have all past soil and rock-chip sample results plus preliminary maps from geologic mapping.

Our plan of exploration for the Hannah Property is as follows:

Description of Phase of Exploration	Description of Exploration Work Required
Field Work	Complete geologic mapping and rock-chip sampling
Geochemical Survey	Expand and infill existing soil survey in favourable areas
Target Identification	Evaluate data and select drill targets
Phase 1 Drilling	Drill 10 reverse-circulation exploration holes
Data Evaluation	Evaluate results.

The anticipated timetable and estimated budget for completion for each stage of exploration is as follows:

Stage of Exploration	Anticipated Timetable for Completion	Estimated Cost of Completion
Field Work	1st Qtr – 2nd Qtr of 2005	$ 7,000
Geochemical Survey	1st Qtr – 2nd Qtr of 2005	$ 8,000
Target Identification	2nd Qtr of 2005	$ 3,000
Phase 1 Drilling	3rd Qtr of 2005	$ 150,000
Data Evaluation	4th Qtr	$ 5,000

We commenced field exploration work on our Hannah property during the first quarter of 2005. The field work included obtaining soil samples as part of a soil sampling program. Results from 132 new soil samples were combined with results from 50 previous samples to define a conspicuous soil gold anomaly approximately 3000 feet in length and locally over 500 feet in width. We believe that this identified anomaly warrants more advanced exploration. As a result, we submitted a Notice of Intent to Operate and a Reclamation Bond for drilling 10 exploration holes to the U.S. Bureau of Land Management (the “BLM”). The BLM approved our submission and we plan to complete a total of 5,000 feet of reverse-circulation drilling on the Hannah property. We commenced this drilling program in early May using a track-mounted drill rig to minimize surface disturbance. Much of the drilling will be conducted on pre-existing dirt roads. All drill samples will be picked up by a certified Reno-based laboratory and will be assayed for gold and silver.

Geology

The Hannah Property lies in “exotic” metamorphic terrain comprised of Permo-Triassic schist and granitic intrusive rocks and Tertiary lakebeds and volcanic rocks (no formation names). A highly oxidized, gold-bearing shear zone is evident on the property. Anomalous gold in soils and rock chips is present along the surface expression of the shear zone. Potential exists for an oxidized gold deposit with gold-silver mineralization present at depth. Blind gold potential may exist where the mineralized system is covered by surface gravels. The zone of prospective gold mineralization at Hannah has never been drilled.

JDS PROPERTY, EUREKA COUNTY, NEVADA

Location and Access

The JDS property is located in central Nevada, approximately 40 miles northwest of the small town of Eureka in Eureka County. The property is in Denay Valley adjacent to the northern end of the Simpson Park Mountains. Access is fair to good during good weather via the “Tonkin Road” (dirt/gravel) that traverses through the property. A map showing the location of and access to the JDS property is presented below:

Ownership Interest

We are the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). We staked and recorded the mineral claims. These mineral claims are registered in our name and are not subject to underlying lease payments or royalties. The JDS property is subject only to annual claim maintenance fees payable to the BLM and Eureka County. We must pay $12,362.50 in BLM and Eureka County annual claim maintenance fees by September 1, 2005 in order to maintain our interest in these properties.

History of Operations

There have been no previous operations of any type on the property.

Present Condition of the Property and Current State of Exploration

No significant exploration has been conducted on the JDS Property. The property is in early stage exploration and presently contains no known gold resources.

There is no plant or equipment on the JDS Property. The property consists of barren land with no improvements.

We have one geologic report on the JDS Property that was written by Kenneth D. Cunningham, Wyoming Professional Geologist PG-1636, and dated February 9, 2004. The report reviews the potential for Carlin-type gold deposits on the JDS Property.

Our plan of exploration for the JDS Property is as follows:

Description of Phase of Exploration	Description of Exploration Work Required
Field Work	Search property for subcrops and sample where warranted.
Geophysical Surveys

1 )  Conduct approximately 46 line miles of magnetometer survey on  300 ft line spacing to help determine bedrock and identify  structures

2 )  Conduct gravimeter survey on 1000 ft station centers to better  determine depth to bedrock and structures.

Geochemical Survey	Conduct a Mercury-Soil-Gas survey to help identify anomalies that may be associated with Carlin-type gold deposits.
Joint Venture	Solicit joint venture partners
Phase 1 Drilling	Drill a minimum of five (5) reverse-circulation exploration holes on best target(s).
Data Evaluation	Evaluate results.

The anticipated timetable and estimated budget for completion if each stage of exploration are as follows:

Stage of Exploration Completion	Anticipated Timetable for Completion	Estimated Cost of Completion
Field Work	2nd Qtr of 2005	$ 7,000
Geophysical Surveys	3rd Qtr of 2005	$ 22,000
Geochemical Survey	3rd Qtr of 2005	$ 14,000
Form Joint Venture	3rd Qtr of 2005	$ 1,000
Phase 1 Drilling	4th Qtr of 2005	$ 125,000
Data Evaluation	4th Qtr of 2005	$ 5,000

During the first quarter of 2005, we interpreted newly acquired geophysical data that corroborated the presence of a possible large intrusive body or dike swarm along the north-western perimeter of the claim block. We believe that this is a favourable geologic environment for gold mineralization. We are seeking a joint venture partner to help finance further exploration of the property. We anticipate that future work will likely include a mercury soil gas survey to further develop further targets for advanced exploration.

There is no assurance that we will be able to locate a joint venture partner to fund the contemplated drilling program on the JDS property. If we are unable to enter into any joint venture arrangement, then we may determine to proceed with the drilling program if we have sufficient funding.

Geology

The JDS Property lies within the Cortez Trend in the southern portion of the Battle Mountain-Eureka Mineral Belt. Although covered by valley fill, the geology of the JDS Property is believed to be an extension of favourable “lower plate” rocks of the Roberts Mountains Thrust that are known to host large Carlin-type gold deposits. Potential Devonian host rocks are exposed in the nearby Simpson Park Mountains and are believed concealed under shallow cover at JDS. Similar Devonian strata host very large gold deposits at Pipeline and Cortez to the northwest of the JDS Property. Available gravity data at JDS suggest shallow depth to bedrock and north-trending faults that converge in the northwestern portion of the claim block. The combination of favourable “lower plate” bedrock and converging faults indicate exploration potential for Carlin-type gold deposit(s).

JENNY HILL PROPERTY, MINERAL & NYE COUNTIES, NEVADA

Location and Access

The Jenny Hill Property is located in west-central Nevada approximately 16 miles due west of the small town of Gabbs in the Black Hills portion of the southern Monte Cristo Mountains. The claims are in Mineral and Nye Counties. Access to the property is via paved State Highway 361 south of Gabbs to the “Rawhide Road” (dirt) that extends westerly to the vicinity of the southern tip of the Black Hills. A map showing the location of and access to the Jenny Hill property is presented below:

Ownership Interest

The Jenny Hill project is comprised of ninety-seven (97) unpatented lode claims covering approximately 1,940 acres (3.03 sq miles) in Mineral and Nye Counties, Nevada. These mineral claims are held by us subject a lease with option to purchase agreement dated September 15, 2004 between us and Larry and Susan McIntosh of Gardnerville, Nevada. The Agreement is a binding letter agreement that governs pending the execution of a definitive agreement. We are presently negotiating a definitive mining lease with option to purchase agreement with the owners, as contemplated in the letter agreement.

We have the option to acquire a 100% interest in the Jenny Hill project, subject to a net smelter royalty, by making aggregate payments to the owners in the amount of $1,500,000. We may exercise this option at any time prior to the seven year anniversary of the effective date of the agreement, being September 28, 2011. We are obligated to make the following required advance royalty payments, each of which may be credited towards the exercise price of the option, pending the exercise of option as lease payments:

Date of Payment	Amount of Advance Royalty Payment
September 28, 2004	$ 7,000 (paid)
September 28, 2004	$ 13,000 (paid)
September 28, 2005	$ 25,000
September 28, 2006	$ 30,000
September 28, 2007	$ 60,000

September 28, 2008	$ 70,000
September 28, 2009	$ 80,000
September 28, 2010	$ 90,000
September 28, 2011	$ 1,125,000

We are obligated to complete exploration work on the property in the minimum amount of $50,000 by September 28, 2005 and $100,000 in each successive year of the term of the agreement. We are also obligated to make all federal and county claim maintenance fees in a timely manner to keep the claims in good standing.

We have the exclusive right to conduct exploration on the Jenny Hill property, provided that we make the required advance royalty payments and complete the required exploration expenditures. In the event that we do not make the required advance royalty payments or complete the required exploration expenditures, then the owners will be entitled to terminate the agreement and we will lose our interest in the property. However, we will not have any obligation to make further advance royalty payments or payments in lieu of exploration expenditures in the event of termination due our inability to make the required advance royalty payments or complete the required exploration expenditures. We may surrender our interest in the property and terminate the agreement at our election upon written notice to the owners. In this event, the owners will retain all payments and royalties paid pursuant to the agreement.

In the event that mineral production is commenced on the property, we will be obligated to pay to the owners a 2% net smelter return royalty. The definition of net smelter returns is to be agreed upon in the definitive agreement. We have the right of first refusal to purchase any interest in the property should the owners determine to sell any interest in the property. The owners have also granted to us an area of interest of approximately 1 mile surrounding the Jenny Hill claims. Under this right, any additional mineral claims acquired by the owners that are contiguous or within one mile of the Jenny Hill claims will be subject to our lease and option to purchase agreement.

We are presently proceeding with the preparation of a final definitive agreement between ourselves and the owners which will supersede the September 28, 2005 letter agreement. We have agreed to pay 50% of attorney fees for preparation of this final agreement. We anticipate that the agreement will be completed during the second quarter of 2005.

We must pay $12,983 for BLM and County annual claim maintenance fees by September 1, 2005. In addition, we must pay $25,000 to the owners and complete at least $50,000 in exploration work on the Property by September 28, 2005.

History of Operations

There are abundant old gold workings and prospect pits on the Jenny Hill property and remnants of a small mill in the Black Hills dating back to the 1880’s. Minor gold production also came from the Black Hills by local prospectors in the 1960’s. Comaplex Minerals and NDT Ventures were independently active on the southern portion of the claim block in 2000-2004. To date, 303 soil samples and 377 rock-chip samples have been collected and analyzed yielding conspicuous gold. Comaplex Minerals completed 39.14 line miles of ground magnetometer survey (contractor Zonge Geosciences, Inc.) on the southern portion of the claim block. We acquired our interest in the Jenny Hill Property in September 2004.

Present Condition of the Property and Current State of Exploration

The Jenny Hill Property is in the early stage of exploration and presently contains no known gold or silver resources. Our current state of exploration consists of geologic mapping and sampling.

There is no plant or equipment on the Jenny Hill Property other than some scattered remnants of past prospecting and mining activities in the Black Hills. The property consists of barren land with no improvements.

Jenny Hill is an early-stage exploration property. There are no formal geologic reports available at this time. However, we do have copies of all past soil and rock-chip sampling data including maps and results. Most sample analyses were conducted by ALS Chemex. We also have access to the ground magnetometer survey report by Zonge Geosciences, Inc. that was conducted on behalf of Comaplex Minerals.

Our plan of exploration for the Jenny Hill Property is as follows:

Description of Phase of Exploration	Description of Exploration Work Required
Field Work

1 )  Conduct detail geologic mapping and rock-chip sampling of  the Carlin-type target at the northern end of the claim block.

2 )  Conduct detail geologic mapping and rock-chip sampling of  the gold-skarn target at the southern portion of the claim  block.

3 )  Conduct reconnaissance geologic mapping and rock-chip  sampling of the entire claim block.

Additional Claim Staking	Stake additional claims as warranted.
Geophysical Surveys	1 ) Expand the existing ground magnetometer survey to cover the entire claim block.
2 ) Conduct gravimeter survey in the northern, covered portion of the claim block to help determine depth to bedrock in the vicinity of the Carlin-type target.
Geochemical Surveys	1 ) Conduct a mercury soil gas survey over the northern portion of the claim block in the vicinity of the Carlin-type target. 2 ) Conduct in-fill soil sampling.
Target Identification	Evaluate data and select drill targets.
Phase 1 Drilling	Drill 20 reverse-circulation exploration holes.
Data Evaluation	Evaluate results.

The anticipated timetable and estimated budged for completion if each stage of exploration are as follows:

Stage of Exploration	Anticipated Timetable for Completion	Estimated Cost of Completion
Field Work	1st Qtr – 2nd Qtr of 2005	$ 14,000
Additional Claim Staking	2nd Qtr of 2005	$ 32,000
Geophysical Surveys	2nd Qtr of 2005	$ 27,000
Geochemical Surveys	2nd Qtr of 2005	$ 18,000
Target Identification	3rd Qtr of 2005	$ 5,000
Phase 1 Drilling	3rd Qtr - 4th Qtr of 2005	$ 275,000
Data Evaluation	4th Qtr of 2005	$ 10,000

We staked eighty-five (85) new lode claims during the first quarter of 2005 in order to expand the Jenny Hill property to cover additional property that we believe is prospective for gold exploration. We now control 182 contiguous lode claims that cover approximately 3,640 acres. We initiated limited field exploration work during the quarter which consisted largely of reconnaissance sampling on the newly acquired ground and detail geologic mapping and sampling in the northern portion of the claim block. Results from 73 rock-chip/grab samples have been received. Nine (9) soil samples were collected and assayed as part of a small orientation survey. We have completed 110 km of continuous reading GPS ground magnetometer survey. We plan to merge the data that we obtained from this survey with our existing data from our previous 63 km survey completed by the same contractor. The completion of this survey has provided us with magnetometer data covering the entire property for a total of 173 km of magnetometer data. The purpose of the survey is to further define significant structures related to gold mineralization and to indicate extensions of known gold skarn areas. We also completed 144 gravity stations on the northern portion of the claim block. The gravity data will help define depth to bedrock and possible structures. We plan to continue geologic mapping, rock-chip/grab sampling, and soil sampling on the gold skarn and Carlin-type target areas in an effort to further define gold targets worthy of drilling.

Geology

The Jenny Hill Property is located along the eastern margin of the northwest-trending Walker Lane Mineral Belt. Bedrock consists of a mass of Jurassic granitic rock resting on a thrust fault, Cretaceous (?) dikes and sills, and sedimentary strata of Triassic Luning Formation. Potential for a Carlin-type gold deposit(s) is present in the altered siltstones of the Luning Formation at the northern end of the claim block. Outcrops yield a Carlin-type geochemical signature with anomalous gold. Potential for gold-bearing skarn exists on the southern portion of the claim block where Cretaceous dikes have cut and altered the Luning Formation adjacent to a large thrust sheet of Cretaceous granitic rock. Anomalous gold is present at the surface in skarn exposures. The northern and southern areas of the property appear linked by a major north-trending fault that may be related to gold mineralization. The property has never been drilled.

LINCOLN FLAT PROPERTY, LYON & DOUGLAS COUNTIES, NEVADA

Location and Access

The Lincoln Flat property is located approximately 8 miles west of the copper mining town of Yerington, Nevada in Lyon and Douglas Counties. Access is via State Highway 208 to Wellington and then northward on various paved and dirt roads to the northern end of Smith Valley. Access is also via State Highway 339 to Yerington and then westward through Weed Heights to the Property on dirt roads. A map showing the location of and access to the Lincoln Flat property is presented below:

Ownership Interest

The Lincoln Flat property is comprised of twenty-seven (27) unpatented lode claims covering approximately 540 acres (0.84 sq miles) in Lyon and Douglas Counties Nevada.

We have an option to acquire a 100% interest in the claims comprising the Lincoln Flat project, subject to a net smelter royalty, pursuant an option agreement dated December 24, 2003 between us and Larry and Susan McIntosh of Gardnerville, Nevada, as optionors. We have the option to acquire a 100% interest in the Lincoln Flat property by making aggregate payments to the optionors in the amount of $210,000. We may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. We are obligated to make the following option payments in order to maintain our option agreement in good standing:

Date of Payment	Amount of Option Payment
December 24, 2003	$ 5,000 (paid)
January 10, 2005	$ 5,000 (paid)
January 10, 2006	$ 10,000
January 10, 2007	$ 15,000
January 10, 2008	$ 25,000
January 10, 2009	$ 25,000

January 10, 2010	$ 25,000
January 10, 2011	$ 25,000
January 10, 2012	$ 25,000
January 10, 2013	$ 50,000

We will be deemed to have exercised the option upon completion of the above option payments at which time we will be entitled to a 100% interest in the Lincoln Flat property, subject to the payment of a net smelter royalty to the optionors. The net smelter royalty will be calculated as 3% of net smelter returns, as defined in the option agreement, if the price of gold is less than or equal to $400 per ounce, and 4% of net smelter returns if the price of gold is greater than $400 per ounce. If we exercise the option, we will have the right to reduce the net smelter royalty by 1%, up to a maximum of 2%, upon the payment of $500,000 to the optionors for each 1% of reduction as set out in the table below:

Gold Price (US$ per ounce)	Net Smelter Royalty payable on execution of the Agreement	Net Smelter Royalty payable after first payment of $500,000	Net Smelter Royalty payable after second payment of $500,000
Less than or equal to $400	3%	2%	1%
Greater than $400	4%	3%	2%

If we complete a positive feasibility study for the development or mining of mineral products on the Lincoln Flat property and obtains all government approvals, consents, licenses and permits to construct, develop or operate a mine on the Lincoln Flat property prior to January 10, 2013, we will be obligated purchase the Lincoln Flat property prior to the commencement of mining of mineral products. In this event, the purchase price for the Lincoln Flat property shall be the sum of all unpaid option payments due to the optionors through January 10, 2013.

We have the exclusive right to conduct exploration on the Lincoln Flat property during the term of the option agreement, provided that we make the required option payments. We are obligated to make all federal and county claim maintenance fees in a timely manner to keep the claims in good standing during the term of the option agreement. In the event that we do not make any required option payment, then the optionors will be entitled to terminate the agreement and we will lose our interest in the property. However, we will not have any obligation to make further option payments in the event of termination due our inability to make any required option payment. We may surrender our interest in the property and terminate the agreement at our election upon written notice to the optionors. In this event, the optionors will retain all option payments paid pursuant to the agreement.

We will be required pay $3,574.50 for BLM and County annual claim maintenance fees by September 1, 2005. We are not obligated to complete any minimum exploration expenditures or other work commitment in order to maintain our option on the Lincoln Flat property.

History of Operations

Turquoise discoveries were made in the area in the early 1900’s followed by the discovery of placer gold in the 1930’s. Many exploration adits, shafts and pits are present on the property from gold prospecting activities. Copper exploration was conducted in the general area by Anaconda, Phelps Dodge and others in the early 1950’s. Glamis Gold conducted limited exploration for gold in 1999 but shortly thereafter terminated all of their “grassroots” exploration programs. Various “junior companies” are presently conducting exploration in the area. To date, 52 soil samples and 178 rock-chip samples have been collected and assayed. No exploration drilling for gold has been conducted on the Property.

Present Condition of the Property and Current State of Exploration

The Lincoln Flat Property is in the early stage of exploration and presently contains no known gold or silver resources. Our current state of exploration consists of geologic mapping and sampling.

There is no plant or equipment on the Lincoln Flat Property other than some scattered remnants of past prospecting and/or small-scale production. The property consists of barren land with no improvements with the exception of dirt roads.

Lincoln Flat is an early-stage exploration property. There are no formal geologic reports available at this time. However, we do have copies of all past soil and rock-chip sampling data including maps and results.

Our plan of exploration for the Lincoln Property is as follows:

Description of Phase of Exploration	Description of Exploration Work Required
Field Work

1 )  Complete basic geologic mapping and sampling of the Property.

2 )  Conduct detail geologic mapping and sampling of the gold  hematite breccia target area.

3 )  Conduct underground geologic mapping and sampling at the gold  hematite breccia target.

Geochemical Survey	Expand and infill the existing soil survey at the fractured-controlled gold target.
Target Identification	Evaluate data and select drill targets.
Phase 1 Drilling	Drill 10 reverse-circulation exploration holes.
Data Evaluation	Evaluate results.

The anticipated timetable and estimated budged for completion if each stage of exploration are as follows:

Stage of Exploration	Anticipated Timetable for Completion	Estimated Cost of Completion
Field Work	1st Qtr – 2nd Qtr of 2005	$ 7,000
Geochemical Survey	1st Qtr – 2nd Qtr of 2005	$ 13,000
Target Identification	2nd Qtr of 2005	$ 3,000
Phase 1 Drilling	3rd Qtr – 4th Qtr of 2005	$ 150,000
Data Evaluation	4th Qtr of 2005	$ 5,000

We commenced field exploration work on the Lincoln Flat property during the first quarter of 2005 with the objective of further exploring a gold-hematite breccia target and a fracture-controlled gold porphyry target. Soil sampling and rock-chip sampling remain in progress over the two target areas. At least 160 new soil samples are planned. Partial results from 89 new soil samples have been received and combined with data from 52 previous soil samples. Preliminary analysis indicates the presence of several strong soil gold anomalies that we believe warrant more advanced exploration by drilling. Assays results for over 40 new rock-chip samples remain pending. Limited geologic mapping is planned to complete coverage on the claim block. We plan to submit a Notice of Intent to Operate and Reclamation Bond to the U.S. Bureau of Land Management with the objective of drill testing the two target areas in June 2005. We estimate that 12 reverse-circulation drill holes will be required for a total footage of 6,000 ft.

Geology

The Lincoln Flat Property is dominated by widespread Jurassic granitic rock that is intruded by a series of younger, northeast-trending Jurassic dikes. The complex dike system is concealed on the southern portion of the claim block where it is covered by Jurassic volcanic rocks. To the west, the Jurassic volcanic rocks are overlain by widespread Tertiary tuff. Two (2) gold targets are present on the property. 1) A gold-bearing hematite-breccia is present where the major dike system extends beneath the Jurassic volcanic rocks. Old underground workings produced dump material of the hematite-breccia that contains gold in the multi-gram per ton range. The hematite-breccia crops out at the surface and has never been drilled. Potential exists for open-pit mining and heap-leach processing. 2) A large, fractured-controlled gold system is present in the northeast portion of the claim block in the Jurassic granitic rocks. The zone of prospective mineralization has never been drilled.

GLOSSARY OF TECHNICAL TERMS

Term	Definition
Artesian water	Ground water under pressure
Carboniferous	Geologic Period referring to rocks 286 to 360 million years old
Carlin-type deposit	Gold deposits hosted in sedimentary rocks with disseminated gold occurring as micron or submicron particles (invisible gold), typically with very little to no silver. Very large deposits of this type are found in the “Carlin Trend” in north- central Nevada.
Caving ground	A drilling term that refers to rock formations that break when penetrated by a drill and produce rock fragments that may block the borehole and/or contaminate the drill cuttings.
Cove-type deposit	Gold-silver deposits hosted in sedimentary rocks with significant amounts of precious metals mineralization hosted in veinlets. The Cove deposit is located in the northern portion of the Battle Mountain-Eureka Trend.
Cretaceous	Geologic Period referring to rocks 66.4 to 144 million years old.
Devonian	Geologic Period referring to rocks 360 to 408 million years old.
Dikes and sills	Generally narrow bodies of igneous rock implaced as magma along faults across bedding (dike) or along zones parallel to bedding (sill).
Geochemical survey	A sampling program focusing on trace elements that are commonly found associated with mineral deposits. Common trace elements for gold are mercury, arsenic, and antimony.
Geologic mapping	The process of mapping geologic formations, associated rock characteristics and structural features.
Geophysical survey	The systematic measurement of electrical, gravity, seismic, magnetic, or other properties as a tool to help identify rock type(s), faults, structures and minerals.

Term	Definition
Golconda thrust	A major, flat-lying fault that has transposed older rocks over younger rocks.
Gossanous	Refers to an iron-bearing material that typically overlies a sulfide-bearing mineralized zone. It forms by the oxidation and leaching out of sulfur and most metals leaving hydrated iron oxides.
Gravimeter survey	A survey using a sensitive instrument that can detect density differences in geologic formations.
Hematite breccia	Refers to a rock composed of angular rock fragments with conspicuous iron- oxide minerals in the matrix and fractures.
Intrusive rock	Refers to any igneous rock (e.g. granite) that was implaced as a magma.
Jurassic	Geologic Period referring to rocks 144 to 208 million years old.
Lost circulation	The loss of drilling fluids through open faults, fractures, and/or permeable rock.
Magnetometer survey	A survey using a sensitive instrument that can detect the distortion of the Earth’s magnetic field by different geologic formations.
Mercury soil gas survey	A geochemical sampling survey in which mercury vapor is sampled and measured. Mercury is typically associated with gold deposits in the Great Basin and is a “pathfinder” for finding gold deposits.
Metamorphic rock	Pre-existing rock that has been physically changed by temperature, pressure, shearing stress, or chemical environment, generally at depth in the Earth’s crust
Pathfinder elements	Trace elements that are typically associated with gold deposits. Common pathfinder elements are mercury, arsenic and antimony.
Penn-Permian	Geologic Periods referring to rocks ranging from 245 to 320 million years old.
Permo-Triassic	Geologic Periods referring to rocks ranging from 208 to 286 million years old.
Reverse-circulation drilling	A drilling method that minimizes contamination of drill cuttings.
Roberts Mountains Thrust	A major, flat-lying fault that has transposed older rocks over younger rocks.
Rock-chip sampling	The process of chipping off rock samples from outcrops for chemical analysis.
Schist	A metamorphic rock that is highly foliated and readily splits into flakes or slabs commonly due to a high content of mica.
Skarn deposit	Mineralization formed at the flanks and in contact with intrusive rocks.
Stratigraphy	The sequence of stratified rocks.

Term	Definition
Subcrop	Bedrock just below the surface and usually contributing weathered rock material to the surficial debris.
Tertiary	Geologic Period referring to rocks ranging in age from 1.6 to 66.4 million years old.
Thrust sheet	A block of rock underlain by a flat-lying fault that originated from compressional forces.
Triassic	Geologic Period referring to rocks 208 to 245 million years old
Tuff	Volcanic ash that has been solidified into rock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

PLAN OF OPERATIONS

Our plan of operations for the next twelve months is to continue with the exploration of our Nevada mineral properties. Our planned geological exploration programs are described in detail in the section of this prospectus entitled “Description of Properties”. Our planned exploration expenditures for the next twelve months on our Nevada mineral properties, together with amounts due to maintain our interest in these claims, are summarized as follows:

Property	Planned Exploration Program Expenditures for the Next Twelve Months:	Amount of Annual Claim Maintenance Fees due:	Amount of Property Payment due:
Buffalo Valley Property	$240,000	$35,887	$20,000
Hannah Property	$173,000	$3,075	$10,000
JDS Property	$174,000	$12,362	Nil
Jenny Hill Property	$381,000	$12,983	$25,000
Lincoln Flat Property	$178,000	$3,575	$10,000
Total:	$1,146,000	$70,772	$65,000

In addition to our planned exploration expenditures, we anticipate spending approximately $50,000 in ongoing general and administrative expenses per month for the next twelve months, for a total anticipated expenditure of approximately $1,882,000 over the next twelve months. The general and administrative expenses for the year will consist primarily of professional fees for the audit and legal work relating to our regulatory filings throughout the year, as well as transfer agent fees, annual mineral claim fees and general office expenses.

We had cash in the amount of $773,187 and working capital in the amount of $365,352 as of March 31, 2005. Based on our planned expenditures, we will require a minimum of approximately $1,520,000 to proceed with our plan of operations over the next twelve months and to pay our current liabilities. We anticipate that we will require additional financing in order to pursue our exploration programs beyond the preliminary exploration programs for our mineral properties that are outlined above.

During the twelve month period following the date of this prospectus, we anticipate that we will not generate any revenue. Accordingly, we will be required to obtain additional financing in order to continue our plan of operations. We believe that debt financing will not be an alternative for funding additional phases of exploration as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we do not have any financing arranged and we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our exploration programs. In the absence of such financing, we will not be able to continue exploration of our mineral claims. Even if we are successful in obtaining equity financing to fund our exploration programs, there is no assurance that we will obtain the funding necessary to pursue any advanced exploration of our mineral claims following the completion of preliminary exploration. If we do not continue to obtain additional financing, we will be forced to abandon our mineral claims and our plan of operations.

We may consider entering into a joint venture arrangement to provide the required funding to pursue drilling and advanced exploration of our mineral claims. We have not undertaken any efforts to locate a joint venture partner for our mineral claims. Even if we determined to pursue a joint venture partner, there is no assurance that any third party would enter into a joint venture agreement with us in order to fund exploration of our mineral claims. If we entered into a joint venture arrangement, we would likely have to assign a percentage of our interest in our mineral claims to the joint venture partner.

Our exploration plans will be continually evaluated and modified as exploration results become available. Modifications to our plans will be based on many factors, including: results of exploration, assessment of data, weather conditions, exploration costs, the price of gold and available capital. Further, the extent of our exploration programs that we undertake will be dependent upon the amount of financing available to us.

BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

We were incorporated as Braden Technologies Inc. Effective March 26, 2004, we acquired 100% of the issued and outstanding shares of Lincoln Gold Corp. by issuing 24,000,000 shares of our common stock. We subsequently merged with Lincoln Gold Corp. and changed our name to Lincoln Gold Corporation. Since the acquisition transaction resulted in the former shareholders of Lincoln Gold Corp. owning the majority of our issued and outstanding shares, the transaction, which is referred to as a “reverse take-over”, has been treated for accounting purposes as an acquisition by Lincoln Gold Corp. of the net assets and liabilities of Braden Technologies Inc. Under this purchase method of accounting, the results of operations of Braden Technologies Inc. are included in these consolidated financial statements from March 26, 2004. Our date of inception is the date of inception of Lincoln Gold Corp., being September 25, 2003 and our financial statements are presented with reference to the date of inception of Lincoln Gold Corp.

RESULTS OF OPERATIONS

Our net loss increased to $279,979 for the three months ended March 31, 2005 from $19,542 for the three months ended March 31, 2004. Our exploration costs increased substantially during the first quarter of 2005 compared to the first quarter of 2004 due to increased exploration activity on our mineral properties, including properties that we acquired subsequent to March 31, 2004. These exploration activities are detailed above under the heading “Exploration Activity During the First Quarter of 2005”. We anticipate that our expenses and net loss will continue to increase throughout the current fiscal year in comparison with our fiscal year ended December 31, 2005 as a result of our planned exploration activities and as a result of payments required to maintain our interests in our mineral properties. In addition, we anticipate continued increased professional fees as we comply with our obligations as a reporting company under the Securities Exchange Act of 1934 and as we plan to file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933. We anticipate that we will not earn any revenues during the current fiscal year or in the foreseeable future as we are presently engaged in the exploration of our mineral properties.

LIQUIDITY AND CAPITAL RESOURCES

Our cash position at March 31, 2005 was $773,187 compared to $127,785 as of December 31, 2004. We had working capital of $365,352 as of March 31, 2005 compared to a working capital deficit of $43,959 as of December 31, 2004.

March 2005 Private Placement Financing

We completed a private placement financing in March 2005 comprised of the issue of an aggregate of 3,145,000 units (each a “Unit”) at a price of $0.30 per Unit to an aggregate of 52 purchasers for total net proceeds of $943,500. Each Unit is comprised of one share of common stock and one share purchase warrant (a “Warrant”).

Each Warrant entitles the investor to purchase one additional share of common stock for a two year period at a price of $0.40 per share during the period from the date of issue to the date that is one year from the date of issue and at a price of $0.50 per share during the period from the date that is one year from the date of issue to the date that is two years from the date of issue. By execution of the subscription agreements, we have agreed to file a registration statement with the Securities and Exchange Commission in accordance with the requirements of the Securities Act of 1933 in order to register the resale by the investors of the shares and the shares issuable upon exercise of the warrants.

Plan of Operations

We estimate that our total expenditures over the next twelve months will be approximately $1,882,000, as outlined above under the heading “Plan of Operations”. We anticipate that we will require a minimum of approximately $1,520,000 in additional financing to proceed with our plan of operations over the next twelve months and to pay our current liabilities. In addition, we anticipate that we will require additional financing in order to pursue our exploration programs beyond the preliminary exploration programs for our mineral properties that are outlined above.

If we are unable to achieve the necessary additional financing, then we plan to reduce the amounts that we spend on our exploration activities and administrative expenses in order to be within the amount of capital resources that are available to us. Specifically, we anticipate that we would defer drilling programs pending our obtaining additional financing. Given our plan to scale back our operations if we do not achieve additional financing, we anticipate that our current cash and working capital will be sufficient to enable us to sustain our operations and our interests in our mineral properties for the next twelve months.

Outstanding Convertible Note

We arranged for a $200,000 convertible note during the fiscal year ended December 31, 2004. This convertible note is convertible into shares of our common stock at a price of $0.04 per share. If the convertible note was converted, we would be obligated to issue an additional 5,000,000 shares of our common stock. The note accrues interest at the rate of 10% per annum. The principal is repayable on January 28, 2006 and interest is payable annually.

Going Concern

We have not attained profitable operations and are dependent upon obtaining financing to pursue any extensive exploration activities. For these reasons our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern.

Future Financings

We will require additional financing in order to proceed with the exploration of our mineral properties. We plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operations and to fund our working capital deficit. Issuances of additional shares will result in dilution to our existing shareholders. We currently do not have any arrangements in place for the completion of any private placement financings and there is no assurance that we will be successful in completing any private placement financings.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

TABLE OF CONTRACTUAL OBLIGATIONS

Our known contractual obligations as of December 31, 2004, being the end of our last fiscal year, were as follows:

Type of Contractual Obligation	Payment Due by Period
	Total	Less than 1 Year	1– 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	$200,000	-	$200,000	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$200,000	-	$200,000	-	-

CRITICAL ACCOUNTING POLICIES

Mineral Property Acquisition Payments and Exploration Costs

We are in the exploration stage and we expense all costs related to the acquisition and exploration of mineral claims in which we have secured exploration rights prior to establishment of proven and probable reserves. To date, we have not established the commercial feasibility of any of our exploration prospects, therefore, all costs are being expensed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which we were or are a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(A)	any director or officer;

(B)	any proposed nominee for election as a director;

(C)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(D)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Acquisition of Lincoln Gold

The following of our directors, officers and 5% shareholders were issued the number of shares of our common stock set forth below in consideration of their sale of the number of shares of Lincoln Gold Corp. set forth below in connection with our acquisition of Lincoln Gold Corp., as more particularly described the section of this Prospectus entitled “Description of Business”.

Name	Number of Shares of Common Stock Issued	Original Number of Shares of Lincoln Gold Corp. held and transferred	Cost of purchase of Shares of Lincoln Gold Corp.
Paul Saxton Director, President, Chief Executive Officer and Chief Financial Officer	5,500,000	550,000	$ 5,500
Andrew Milligan Director	1,500,000	150,000	$ 1,500
James Currie Director	1,500,000(1)	150,000	$ 1,500
James Chapman Director	1,500,000(2)	150,000	1,500
Joe Eberhard Dorfstrasse #15 CH 8903, Birmensdorf Switzerland	3,000,000	300,000	$ 3,000
Michael Baybak Suite 1200 750 West Pender Street Vancouver, B.C.	2,500,000	250,000	$ 2,500
Alexander Holtermann Kranichsteiner Str. 21 60598 Frankfurt am Main, Germany	1,500,000	150,000	$ 1,500

(1)	Subsequently transferred 750,000 shares to Steven Chi.

(2)	Subsequently transferred 750,000 shares to Jeffrey Wilson.

Outstanding Convertible Note

Lincoln Gold Corp. obtained a loan in the amount of $200,000 from Alexander Holtermann during the fiscal year ended December 31, 2004. In consideration of the advance of this loan, Lincoln Gold Corp. issued to Mr. Holtermann a $200,000 convertible note and warrants to purchase 500,000 shares of the common stock of Lincoln Gold Corp. at a price of $0.40 per share. This convertible note was convertible into shares of common stock of Lincoln Gold Corp. at a price of $0.40 per share. Upon the completion of our acquisition of Lincoln Gold Corp. the convertible note became convertible into shares of our common stock at a price of $0.04 per share and the share purchase warrants entitled Mr. Holtermann to purchase up to 5,000,000 shares of our common stock at a price of $0.04 per share. If the convertible note was converted, we would be obligated to issue an additional 5,000,000 shares of our common stock. The note accrues interest at the rate of 10% per annum. The principal is repayable on January 28, 2006 and interest is payable annually.

Grant of Stock Options

Our directors and officers were granted the options to purchase shares of our common stock as set forth in the section of this prospectus entitled “Executive Compensation”.

Private Placement of Units

Sprott Asset Management Inc. purchased 1,700,000 units at a price of $0.30 per unit in December 2004 for an aggregate purchase price of $510,000. Each unit is comprised of one share of common stock and one share purchase warrant. Each warrant entitles the investor to purchase one additional share of common stock for a two year period at a price of $0.40 per share during the period from the date of issue to the date that is one year from the date of issue and at a price of $0.50 per share during the period from the date that is one year from the date of issue to the date that is two years from the date of issue. We have agreed to file a registration statement with the Securities and Exchange Commission in accordance with the requirements of the Securities Act of 1933 in order to register the resale by the investor of the shares and the shares issuable upon exercise of the warrants. We agreed to file the registration statement within 120 days from the date of completion of the sale of the units.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

OTC Bulletin Board

Shares of our common stock are quoted on the OTC Bulletin Board under the symbol LGCP. The following table indicates the high and low bid prices of our common stock during the periods indicated:

QUARTER ENDED	HIGH BID	LOW BID
March 31, 2005	$ 0.90	$ 0.44
December 31, 2004	$ 0.51	$ 0.31
September 30, 2004	$ 0.90	$ 0.42
June 30, 2004	$ 0.90	$ 0.28
March 31, 2004	$ 0.28	$ 0.21
December 31, 2004	$ 0.21	$ 0.21
September 30, 2004	$ 0.21	$ 0.21
June 30, 2004	$ 0.21	$ 0.10
March 31, 2004	$ 0.05	$ 0.05

The source of the high and low bid information is the NASD OTC Bulletin Board. The market quotations provided reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Penny Stock

Our common stock is considered “penny stocks” under the rules the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

HOLDERS OF COMMON SHARES

As at April 8, 2005, we had 89 registered holders of our common stock.

DIVIDENDS

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1.	We would not be able to pay our debts as they become due in the usual course of business; or

2.
Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

EQUITY COMPENSATION PLAN INFORMATION.

As at December 31, 2004, we had one equity compensation plan under which our common shares have been authorized for issuance to our officers, directors, employees and consultants, namely our 2004 Stock Option Plan. Our 2004 Stock Option Plan has not been approved by our shareholders. We did not have any equity compensation plans that had not been approved by our shareholders as of the end of our fiscal year.

The following summary information is presented for our 2004 Stock Option Plan as of December 31, 2004.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders	Not Applicable	Not Applicable	Not Applicable
Equity Compensation Plans Not Approved By Security Holders	2,410,000 Shares of Common Stock	$0.60 per Share	90,000 Shares

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information as to our chief executive officer, Mr. Paul Saxton, and Mr. Peter, Bell, our former chief executive officer, for the past three fiscal years. None of our executive officers earned more than $100,000 during our most recently completed fiscal year. Mr. Saxton and Mr. Bell are our named executive officers. No other compensation was paid to any such officer or directors other than the cash and stock option compensation set forth below.

SUMMARY COMPENSATION TABLE
			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year	Salary	Bonus	Other Annual Compensation	AWARDS		PAYOUTS	All Other Compen- sation
						Restricted Stock Awarded	Options/ SARs * (#)	LTIP payouts ($)
Paul Saxton (1)	President, Chief Executive Officer, Chief Financial Officer and Director	2004	$4,500(1)	0	0	0	430,000	0	0
Peter Bell (2)	Former Chief Executive Officer and Director	2004 2003 2002	$0 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

(1)	Mr. Saxton was appointed as a director and as our president, chief executive officer and chief financial officer on March 26, 2004. We paid a management fee of $4,500 to a private holding company of Mr.

Saxton during our fiscal year ended December 31, 2004.

(2)	Mr. Bell resigned as our president and chief executive officer on March 26, 2004.

STOCK OPTION GRANTS

The following table sets forth information with respect to stock options granted to directors and officers, including our named executive officers, for our fiscal year ended December 31, 2004.

OPTION/SAR GRANTS IN LAST FISCAL YEAR (INDIVIDUAL GRANTS)
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees(1)	Exercise Price (per Share)	Expiration Date
Paul Saxton Director, President, Chief Executive Officer and Chief Financial Officer	430,000	21.4%	$0.60	May 25, 2007
Andrew Milligan Director	430,000	21.4%	$0.60	May 25, 2007

OPTION/SAR GRANTS IN LAST FISCAL YEAR (INDIVIDUAL GRANTS)
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees(1)	Exercise Price (per Share)	Expiration Date
James Currie Director	200,000	9.9%	$0.60	May 25, 2007
James Chapman Director	200,000	9.9%	$0.60	May 25, 2007
Jeffrey Wilson Vice-President Exploration	430,000	21.4%	$0.60	May 25, 2007

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES

The following is a summary of the share purchase options exercised by our directors and officers, including our named executive officers, during our fiscal year ended December 31, 2004:

AGGREGATED OPTION/SAR EXERCISES DURING THE LAST FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION/SAR VALUES
Name (#)	Common Shares Acquired on Exercise	Value Realized ($)	Unexercised Options at Financial Year-End (#) exercisable/ unexercisable	Value of Unexercised In-The-Money Options/SARs at Financial Year- End ($) exercisable/ unexercisable
Paul Saxton Director, President, Chief Executive Officer and Chief Financial Officer	NIL	NIL	430,000/NIL	$NIL/$NIL
Andrew Milligan Director	NIL	NIL	430,000/NIL	$NIL/$NIL
James Currie Director	NIL	NIL	200,000/NIL	$NIL/$NIL
James Chapman Director	NIL	NIL	200,000/NIL	$NIL/$NIL
Jeffrey Wilson Vice-President Exploration	NIL	NIL	430,000/NIL	$NIL/$NIL

LONG-TERM INCENTIVE PLANS

We do not have any long-term incentive plans, pension plans, or similar compensatory plans for our directors or executive officers.

EMPLOYMENT CONTRACTS

We do not have any employment contracts with any of our officers or directors.

FINANCIAL STATEMENTS

The following consolidated financial statements of Lincoln Gold listed below are included with this prospectus. These financial statements have been prepared on the basis of accounting principles generally accepted in the United States and are expressed in U.S. dollars.

Audited Financial Statements for the Year Ended December 31, 2004	PAGE
Auditors’ Report	F-1
Consolidated Balance Sheets, December 31, 2004 and 2003	F-2
Consolidated Statements of Operations for the year ended December 31, 2004 and for the periods from inception (September 25, 2003) to December 31, 2004 and 2003	F-3
Consolidated Statements of Cash Flows for the year ended December 31, 2004 and for the periods from inception (September 25, 2003) to December 31, 2004 and 2003	F-4
Consolidated Statements of Stockholders’ Equity for the period from inception (September 25, 2003) to December 31, 2004	F-5
Notes to Consolidated Financial Statements	F-6

Unaudited Financial Statements for the Three Months ended March 31, 2005	PAGE
Balance Sheet as at March 31, 2005	F-1
Statements of Operations for the period from September 25, 2003 (Date of Inception) to March 31, 2005 and for the three months ended March 31, 2005 and 2004	F-2
Statements of Cash Flows for the period from September 25, 2003 (Date of Inception) to March 31, 2005 and for the three months ended March 31, 2005 and 2004	F-3
Notes to Financial Statements	F-4

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2004 AND 2003

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,
Lincoln Gold Corporation
(formerly Braden Technologies Inc.)

We have audited the accompanying balance sheets of Lincoln Gold Corporation (formerly Braden Technologies Inc.) (An Exploration Stage Company) as of December 31, 2004 and 2003 and the related statements of operations, stockholders' deficiency and cash flows for the year ended December 31, 2004, the period September 25, 2003 (Inception) to December 31, 2003 and the period September 25, 2003 (Inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Gold Corporation as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, the period September 25, 2003 (Inception) to December 31, 2003 and the period September 25, 2003 (Inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the exploration stage and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Amisano Hanson”
April 14, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
BALANCE SHEETS

	DECEMBER 31
	2004	2003

ASSETS

Current
Cash	$127,785	$15,405

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 9)	$121,564	$15,374
Loans payable (Note 5)	50,180	-
	171,744	15,374

Note Payable (Note 6)	200,000	-
	371,744	15,374

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Share Capital (Notes 7 and 10)
Authorized:
100,000,000 common shares, par value $0.001 per share

Issued and outstanding:
38,400,000 common shares at December 31, 2004 and
2,400,000 common shares at December 31, 2003
	38,400	2,400
Share subscriptions receivable	(528,000)	-
Additional paid-in capital	2,074,663	13,950

Deficit Accumulated During The Exploration Stage	(1,829,022)	(16,319)
	(243,959)	31

	$127,785	$15,405

Nature and Continuance of Operations (Note 1)
Commitments (Notes 4, 6, 7 and 10)
Subsequent Events (Notes 4 and 10)

SEE ACCOMPANYING NOTES

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS

		PERIOD FROM	PERIOD FROM
		INCEPTION	INCEPTION
	YEAR	SEPTEMBER 25	SEPTEMBER 25
	ENDED	2003 TO	2003 TO
	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2004	2003	2004

Expenses
Advertising and investor relations	282,878	-	282,878
Filing and transfer fees	3,551	-	3,551
Foreign exchange	1,675	-	1,675
Interest	$19,047	$-	$19,047
Management fees (Note 9)	4,500	-	4,500
Mineral property acquisition and
exploration expenditures (Note 9)	263,126	11,509	274,635
Office and sundry	14,978	95	15,073
Professional fees	45,490	4,715	50,205
Stock based compensation	1,037,663	-	1,037,663
Travel	18,443	-	18,443

Net Loss For The Period	$(1,691,351)	$(16,319)	$(1,707,670)

Basic And Diluted Loss Per Share	$(0.06)	$(0.01)

Weighted Average Number Of Shares
Outstanding	30,228,219	1,187,629

SEE ACCOMPANYING NOTES

LINCOLN GOLD CORPORATION

(An Exploration Stage Company) STATEMENTS OF CASH FLOWS

		PERIOD FROM	PERIOD FROM
		INCEPTION	INCEPTION
	YEAR	SEPTEMBER 25	SEPTEMBER 25
	ENDED	2003 TO	2003 TO
	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2004	2003	2004

Cash Flows From Operating Activities
Net loss for the period	$(1,691,351)	$(16,319)	$(1,707,670)

Adjustment To Reconcile Net Loss To Net
Cash Used By Operating Activities
Stock based compensation	1,037,663	-	1,037,663

Changes In Non-Cash Operating Working
Capital
Accounts payable and accrued liabilities	3,820	15,374	19,194
	(649,868)	(945)	(650,813)

Cash Flows From Financing Activities
Share capital issued	1,040,000	16,350	1,056,350
Share subscriptions receivable	(528,000)	-	(528,000)
Note payable	200,000	-	200,000
Loans payable	50,180	-	50,180
	762,180	16,350	778,530

Increase In Cash	112,312	15,405	127,717

Net Cash Acquired On Acquisition of
Subsidiary	68	-	68

Cash, Beginning Of Period	15,405	-	-

Cash, End Of Period	$127,785	$15,405	$127,785

SEE ACCOMPANYING NOTES

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					DEFICIT
		COMMON STOCK			ACCUMULATED
			SHARE	ADDITIONAL	DURING THE
			SUBSCRIPTIONS	PAID-IN	EXPLORATION
	SHARES	AMOUNT	RECEIVABLE	CAPITAL	STAGE	TOTAL

Shares issued for cash at
$0.001	850,000	$850	$-	$-	$-	$850
Shares issued for cash at
$0.01	1,550,000	1,550	-	13,950	-	15,500
Net loss for the year	-	-	-	-	(16,319)	(16,319)

Balance, December 31,
2003	2,400,000	2,400	-	13,950	(16,319)	31

Adjustment to number of
shares issued and
outstanding as a result
of the acquisition of
Lincoln Gold Corp.
Lincoln Gold Corp.	(2,400,000)	-	-	-	-	-
Lincoln Gold Corp.
(formerly Braden
Technologies Inc.)	11,400,000	9,000	-	(9,000)	-	-
Fair value of shares
issued in connection
with the acquisition
of Lincoln Gold
Corp.
	24,000,000	24,000	-	(4,950)	(19,050)	-
Net asset deficiency
of legal parent at
date of reverse take-
over transaction
	-	-	-		(102,302)	(102,302)
				-
Shares issued for cash at
$0.50	700,000	700	-	349,300	-	350,000
Shares issued for cash at
$0.30	2,300,000	2,300	(528,000)	687,700	-	162,000
Stock based
compensation	-	-	-	1,037,663	-	1,037,663
Net loss for the year	-	-	-	-	(1,691,351)	(1,691,351)

Balance, December 31,
2004	38,400,000	$38,400	$(528,000)	$2,074,663	$(1,829,022)	$(243,959)

SEE ACCOMPANYING NOTES

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

1.	NATURE AND CONTINUANCE OF OPERATIONS

	a)	Organization

The Company was incorporated in the State of Nevada, U.S.A., on February 17, 1999 under the name of Braden Technologies Inc. Effective March 26, 2004, the Company acquired 100% of the issued and outstanding shares of Lincoln Gold Corp., a private company incorporated in the State of Nevada, USA, on September 25, 2003. On April 6, 2004, the Company and its subsidiary, Lincoln Gold Corp., merged to form Lincoln Gold Corporation.

	b)	Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercial minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage.

	c)	Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred significant losses for the period from inception to December 31, 2004, and has no established source of revenue. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral claims. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 2

2.	SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

	a)	Mineral Property Acquisition Payments and Exploration Costs

The Company is in the exploration stage and expenses all costs related to the acquisition and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

	b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates and would impact future results of operations and cash flows.

	c)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated into U.S. dollars as follows:

		i)	monetary items at the rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average rate in effect during the applicable accounting period.

	d)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 – “Accounting for Income taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 3

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	e)	Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 – “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2004 and 2003, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

	f)	Financial Instruments

The carrying values of the Company’s financial instruments, including cash, accounts payable and accrued liabilities and loans payable, approximates their fair values due to their short term maturities. The carrying value of the note payable also approximates fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant currency, interest or credit risk arising from these financial instruments.

	g)	Stock Based Compensation

The Company has adopted the expense recognition provisions of the fair value method of accounting for employee stock compensation pursuant to FAS 123. Under the fair value expense recognition provisions of FAS 123, compensation expense is recognized over the vesting period based on the fair value of stock based compensation as of the date of grant. In accordance with these provisions, the Company determines the fair value of all new stock based compensation awarded at the grant date and recognize this amount as expense over the vesting period.

	h)	Recent Accounting Pronouncements

In April 2003, the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain embedded derivatives, and for hedging activities under Statement 133. Statement 149 is effective for contracts entered into or modified after June 30, 2003. Adopting this new standard is not expected to have a significant impact on the Company’s financial statements.

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 4

2.	SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

	g)	Recent Accounting Pronouncements – (cont’d)

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires that certain financial instruments previously classified as equity in statements of financial position be classified as liabilities. The provisions in Statement 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003 for public companies. Adopting this new standard is not expected to have a significant impact on the Company’s financial statements.

In November 2004, the FASB issued Statement 151, “Inventory Costs”. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Statement 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted in certain circumstances. Adopting this new standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2004, FASB has also issued SFAS No. 152 and 153 but they will not have any relationship to the operations of the Company, therefore, a description of each and their respective impact on the Company’s operations have not been disclosed.

3.	ACQUISITION OF LINCOLN GOLD CORP.

Effective March 26, 2004, Braden Technologies Inc. acquired 100% of the issued and outstanding shares of Lincoln Gold Corp. by issuing 24,000,000 common shares. Since the transaction resulted in the former shareholders of Lincoln Gold Corp. owning the majority of the issued shares of Braden Technologies Inc., the transaction, which is referred to as a “reverse acquisition”, has been treated for accounting purposes as an acquisition by Lincoln Gold Corp. of the net assets and liabilities of Braden Technologies Inc. Under this purchase method of accounting, the results of operations of Braden Technologies Inc. are included in these consolidated financial statements from March 26, 2004. The comparative figures for the year ended December 31, 2003 are those of Lincoln Gold Corp.

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 5

3.	ACQUISITION OF LINCOLN GOLD CORP. – (cont’d)

Braden Technologies Inc. had a net asset deficiency at the acquisition date, therefore, the 24,000,000 common shares issued on acquisition were issued at an ascribed value of $Nil with the net asset deficiency of $102,302 charged to deficit. Lincoln Gold Corp. is deemed to be the purchaser for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their previously recorded amounts.

Effective March 26, 2004, Braden Technologies Inc. changed its name to Lincoln Gold Corporation.

The acquisition is summarized as follows:

Current Assets	$68
Current Liabilities	(102,370)

Net Asset (Deficiency)	$(102,302)

4.	MINERAL PROPERTY INTERESTS

	a)	Hannah Property

The Company has entered into an option agreement dated December 24, 2003 for the acquisition of a 100% interest in twenty-three unpatented lode claims in Churchill County, Nevada. The option agreement calls for net smelter royalties of 1% to 4% upon production and has a provision for termination for non-compliance. Pursuant to the option agreement, the Company is required to make option payments totalling $210,000 as follows:

		i)	$5,000 upon signing the agreement (paid);
		ii)	$5,000 on January 10, 2005 (paid subsequent to December 31, 2004);
		iii)	$10,000 on January 10, 2006;
		iv)	$15,000 on January 10, 2007;
		v)	$25,000 on January 10th of each year from 2008 to 2012; and
		vi)	$50,000 on January 10, 2013.

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 6

4.	MINERAL PROPERTY INTERESTS – (cont’d)

	b)	Lincoln Flat Property

The Company has entered into an option agreement dated December 24, 2003 for the acquisition of a 100% interest in twelve mineral claims in Lyon and Douglas Counties, Nevada. The option agreement calls for net smelter royalties of 1% - 4% upon production and has a provision for termination for non-compliance. Pursuant to the option agreement, the Company is required to make option payments totalling $210,000 as follows:

		i)	$5,000 upon signing the agreement (paid);
		ii)	$5,000 on January 10, 2005 (paid subsequent to December 31, 2004);
		iii)	$10,000 on January 10, 2006;
		iv)	$15,000 on January 10, 2007;
		v)	$25,000 on January 10th of each year from 2008 to 2012; and
		vi)	$50,000 on January 10, 2013.

	c)	JDS Property

The Company acquired, by staking, a 100% interest in seventy-seven mineral claims in Eureka County, Nevada.

	d)	Basin Property

The Company has entered into an option agreement dated February 12, 2004 for the acquisition of a 100% interest in ten mineral claims in Nye County, Nevada. The option agreement calls for net smelter royalties upon production and has a provision for termination for non-compliance. Pursuant to the option agreement, the Company is required to make option payments totalling $94,200 as follows:

		i)	$3,200 upon signing the agreement (paid);
		ii)	$1,000 by August 1, 2004 (paid);
		iii)	$15,000 by March 1, 2006;
		iv)	$25,000 by March 1, 2007;
		v)	$50,000 by March 1, 2008.

In addition, the Company has agreed to drill a minimum of six reverse circulation holes on the claims by August 15, 2005, or make a cash payment of $10,000.

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 7

4.	MINERAL PROPERTY INTERESTS – (cont’d)

	e)	Hercules Property

By Letter Agreement dated April 18, 2004, the Company entered into a joint venture agreement under which it could earn up to a 60% interest in the Hercules mineral project. To earn its interest, the Company would pay $10,000 (paid) and complete a work program on the property of $75,000, or 3,600 feet of drilling by September 18, 2004. The Company would also be committed to incur minimum work commitments of $150,000 in each of 2005 and 2006, and $200,000 in 2007.

After completing an initial work program, the Company elected to abandon its interest in the joint venture agreement.

	f)	Buffalo Valley Property

By Letter Agreement dated July 9, 2004, the Company entered into a mining property lease agreement for a term of 20 years. The Company paid $10,000 on signing, and is committed to pay advance royalties of $20,000 in each of the first two years, $40,000 each in the third and fourth years, escalating to $80,000 per year plus a cost of living increase in year eleven.

The agreement is subject to a net smelter return royalty ranging from 3% to 5%.

	g)	Jenny Hill Property

By Letter Agreement dated September 28, 2004, the Company entered into a mining property lease agreement comprising ninety-seven mineral claims in Mineral and Nye Counties, Nevada for a term of 7 years. The Company is committed to pay advance royalties totalling $1,500,000 over a seven year period, and complete a work program on the property of $50,000 in the first year, and $100,000 every year thereafter.

The agreement is subject to a net smelter return royalty of 2%.

5.	LOANS PAYABLE
		2004	2003
	Interest at 5% per annum, unsecured and repayable on demand	$46,000	$-
	Interest free, unsecured, repayable on demand, due to a director of
	the Company	4,180	-
		$50,180	$-

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 8

6.	NOTE PAYABLE

On January 28, 2004, Lincoln Gold Corp. issued a $200,000 convertible note with 5,000,000 warrants to purchase common stock of the Company at $0.04 per share which expire on January 28, 2006. The note carries an interest rate of 10% compounded monthly and is due on January 28, 2006. The interest is payable annually with the second year interest payment due with the principal amount. The holder can convert any portion of the debt to common stock at a value of $0.04 per share until the maturity date. Warrants can be exercised at a minimum of 1,000 shares per exercise at $0.04 per share until the expiration date.

7.	COMMON STOCK

Commitments: (Note 6)

Stock Options

A summary of the change in stock options for the year ended December 31, 2004 is presented below:

				WEIGHTED
			NUMBER	AVERAGE
			OF	EXERCISE
			OPTIONS	PRICE

Outstanding, December 31, 2003			-	$-

Granted			2,410,000	0.60
Expired			-	-

Outstanding and exercisable, December 31, 2004			2,410,000	$0.60

As at December 31, 2004, the following stock options were outstanding:

NUMBER	EXERCISE	EXPIRY
OF OPTIONS	PRICE	DATE

2,010,000	$0.60	May 25, 2007
400,000	$0.60	September 1, 2007

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 9

7.	COMMON STOCK – (cont’d)

Commitments: (Note 6) – (cont’d)

Stock Options – (cont’d)

The following assumptions were used for recording stock-based compensation expense using the Black-Scholes model:

Risk-free interest rate	2.50%
Dividend-free yield	0%
Expected volatility	115.37%
Weighted average expected stock option life	2 years

The weighted average fair value of the employee and director stock options granted was $0.43 per share.

Share Subscriptions Receivable

During the year ended December 31, 2004, the Company issued 2,300,000 units at $0.30 per unit for total proceeds of $690,000 of which $528,000 is recorded as share subscriptions receivable. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at $0.40 for one year or at $0.50 for a second year. Subsequent to December 31, 2004 the share subscriptions receivable were received in cash.

8.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported rates is as follows:

	2004	2003

Net loss for the period	$(1,691,351)	$(16,319)

Statutory rate	35%	35%
Expected income tax recovery	592,000	5,700
Non-deductible items	(390,800)	-
Unrecognized benefits of non-capital losses	(201,200)	(5,700)

Income taxes	$-	$-

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes To Financial Statements
December 31, 2004 and 2003 – Page 10

8.	INCOME TAXES – (cont’d)

The components of the deferred tax assets are as follows:

	2004	2003

Deferred tax assets
Net operating loss carryforward	$207,000	$5,700
Exploration expenditures	27,600	-

Deferred tax asset	234,600	5,700
Valuation allowance	(234,600)	(5,700)

Deferred tax asset, net	$-	$-

The valuation allowance reflects the Company’s estimates that the tax assets more likely than not will not be realized. The Company has net operating losses of approximately $585,500 which expire in 2023 and 2024.

9.	RELATED PARTY TRANSACTIONS (Note 5)

During the years ended December 31, 2004 and 2003, the Company incurred the following expenses with an officer and a company with a director in common:

	2004	2003

Management fees	$4,500	$-
Mineral property exploration expenditures	$4,709	$-

These expenditures were recorded at the exchange amount which is the amount agreed to by the transacting parties.

Included in accounts payable is $8,299 (2003: $250) due to related parties which include directors, officers and a company with a director in common.

10.	SUBSEQUENT EVENTS (Notes 4 and 7)

Subsequent to December 31, 2004, the Company completed the placement of 3,158,000 units at $0.30 per unit for proceeds of $947,400. Each units consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at $0.40 for one year or at $0.50 for a second year.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

March 31, 2005

Lincoln Gold Corporation
(An Exploration Stage Company)
Balance Sheet
(Expressed in U.S. dollars)
(Unaudited)

March 31,
2005
$

ASSETS
Current Assets
Cash	773,187
Total Current Assets	773,187
Property and Equipment (Note 4)	2,765
Total Assets	775,952

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	184,902
Accrued liabilities	13,500
Due to related parties (Note 7)	12,198
Note payable (Note 8)	200,000
Total Liabilities	410,600
Commitments and Contingencies (Notes 1 and 5)
Stockholders’ Equity (Deficit)
Common Stock, 100,000,000 shares authorized, $0.001 par value
41,565,000 and 38,400,000 shares issued and outstanding, respectively	41,565
Share Subscriptions Receivable (Note 9)	(552,000)
Additional Paid in Capital	2,984,788
Deficit Accumulated During the Exploration Stage	(2,109,001)
Total Stockholders’ Equity (Deficit)	365,352
Total Liabilities and Stockholders’ Equity (Deficit)	775,952

F-1
(The accompanying notes are an integral part of these financial statements)

Lincoln Gold Corporation
(An Exploration Stage Company)
Statement of Operations
Expressed in U.S. dollars)
(Unaudited)

	From
	September 25,
	2003	For the Three	For the Three
	(Date of Inception)	Months Ended	Months Ended
	to March 31,	March 31,	March 31,
	2005	2005	2004
	$	$	$

Revenue	–	–	–

Expenses

Advertising and investor relations	425,370	142,492	–
Amortization	146	146	–
Filing and transfer fees	7,347	3,796	–
Foreign exchange	1,770	95	–
General and administrative	24,755	9,682	339
Interest expense	25,223	6,176	3,347
Management fees	21,780	17,280	–
Mineral property acquisition and
exploration expenditures	337,560	62,925	9,877
Professional fees	72,383	22,178	5,979
Stock based compensation	1,037,663	–	–
Travel	33,652	15,209	–

	1,987,649	279,979	19,542

Net Loss For the Period	(1,987,649)	(279,979)	(19,542)

Net Loss Per Share – Basic and Diluted		(0.01)	–

Weighted Average Shares Outstanding		38,645,000	11,400,000

F-2
(The accompanying notes are an integral part of these financial statements)

Lincoln Gold Corporation
(An Exploration Stage Company)
Statement of Cash Flows
(Expressed in U.S. dollars)
(Unaudited)

	For the Three	For the Three
	Months Ended	Months Ended
	March 31,	March 31,
	2005	2004
	$	$

Cash Flows Used In Operating Activities
Net loss for the period	(279,979)	(19,542)
Adjustment to reconcile net loss to cash used in
operating activities:
Amortization	146	–
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	85,137	(10,483)
Due to related parties	(281)	–
Net Cash Used in Operating Activities	(194,977)	(30,025)
Cash Flows Used In Investing Activities
Purchase of property and equipment	(2,911)	–
Net Cash Flows Used In Investing Activities	(2,911)	–
Cash Flows From Financing Activities
Cash acquired on acquisition of subsidiary	–	68
Repayment of loan payable	(46,000)	–
Issuance of note payable	–	200,000
Proceeds from share subscriptions receivable	528,000	–
Proceeds from issuance of common stock	361,290	–
Net Cash Flows Provided By Financing Activities	843,290	200,068
Increase In Cash	645,402	170,043
Cash - Beginning of Period	127,785	15,405
Cash - End of Period	773,187	185,448

Supplemental Disclosures
Interest paid	–	–
Income taxes paid	–	–

F-3
(The accompanying notes are an integral part of these financial statements)

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

1.	Exploration Stage Company

The Company was incorporated n the State of Nevada, USA, on February 17, 1999 under the name of Braden Technologies inc. Effective March 26, 2004, the Company acquired 100% of the issued and outstanding shares of Lincoln Gold Corp., a private company incorporated in the State of Nevada, USA, on September 25, 2003. On April 6, 2004, the Company and its subsidiary, Lincoln Gold Corp., merged to form Lincoln Gold Corporation.

The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7 “Accounting and Reporting by Development Stage Enterprises”. The Company’s principal business is the acquisition and exploration of mineral resources. The Company has not presently determined whether its properties contain mineral reserves that are economically recoverable.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations. As at March 31, 2005, the Company has working capital of $362,587, and has accumulated losses of $1,987,649 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

2.	Summary of Significant Accounting Policies

	a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year-end is December 31.

	b)	Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	c)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

	d)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at March 31, 2005, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

F-4

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

	e)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	f)	Property and equipment

Property and equipment consists of office equipment and fixtures, and computer software and is recorded at cost. Amortized is based on a straight line basis over the following periods: Office equipment and fixtures - five years; computer software – two years.

	g)	Mineral Property Costs

The Company has been in the exploration stage since its formation on September 25, 2003 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

	h)	Financial Instruments

The fair values of cash, accounts payable, accrued liabilities and due to related party approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

	i)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

	j)	Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Foreign currency transactions are primarily undertaken in Canadian dollars and are translated into United States dollars using exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at each balance sheet date at the exchange rate prevailing at the balance sheet date. Foreign currency exchange gains and losses are charged to operations. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	k)	Stock-Based Compensation

The Company has elected to apply the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under the intrinsic value method of accounting, compensation expense is recognized if the exercise price of the Company’s employee stock options is less than the market price of the underlying common stock on the date of grant. Stock-based compensation for employees is recognized on the straight-line basis over the vesting period of the individual options. Stock options granted to non-employees are accounted for under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (SFAS 123), which establishes a fair value based method of accounting for stock-based awards, and recognizes compensation expense based on the fair value of the stock award or fair value of the goods and services received, whichever is more reliably measurable. Under the provisions of SFAS 123, companies that elect to account for stock-based awards in accordance with the provisions of APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method under SFAS 123.

F-5

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

	l)	Recent Accounting Pronouncements

In December 2004, FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

	m)	Interim Financial Statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

	n)	Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current period’s presentation.

F-6

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

3.	Acquisition of Lincoln Gold Corp.

Effective March 26, 2004, Braden Technologies Inc. acquired 100% of the issued and outstanding shares of Lincoln Gold Corp. by issuing 24,000,000 common shares. Since the transaction resulted in the former shareholders of Lincoln Gold Corp. owning the majority of the issued shares of Braden Technologies Inc., the transaction, which is referred to as a “reverse acquisition”, has been treated for accounting purposes as an acquisition by Lincoln Gold Corp. of the net assets and liabilities of Braden Technologies Inc. Under this purchase method of accounting, the results of operations of Braden Technologies Inc. are included in these consolidated financial statements from March 26, 2004. The comparative figures for the three months ended March 31, 2004 are those of Lincoln Gold Corp.

Braden Technologies Inc. had a net asset deficiency at the acquisition date, therefore, the 24,000,000 common shares issued on acquisition were issued at an ascribed value of $Nil with the net asset deficiency of $102,302 charged to deficit. Lincoln Gold Corp. is deemed to be the purchaser for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their previously recorded amounts.

Effective March 26, 2004, Braden Technologies Inc. changed its name to Lincoln Gold Corporation.

The acquisition is summarized as follows:
Current Assets	$68
Current Liabilities	(102,370)
Net Asset (Deficiency)	$(102,302)

4.	Property and Equipment

				March 31,	December 31,
				2005	2004
			Accumulated	Net Carrying	Net Carrying
		Cost	Amortization	Value	Value
		$	$	$	$

	Office Equipment & Fixtures	1,566	34	1,532	–
	Computer Software	1,345	112	1,233	–

		2,911	146	2,765	–

5.	Mineral Property Interests

	a)	Hannah Property

The Company has entered into an option agreement dated December 24, 2003 for the acquisition of a 100% interest in twenty-three unpatented lode claims in Churchill County, Nevada. The option agreement calls for net smelter royalties of 1% to 4% upon production and has a provision for termination for non-compliance. Pursuant to the option agreement, the Company is required to make option payments totaling $210,000 as follows:

		i.	$5,000 upon signing the agreement (paid);
		ii.	$5,000 on January 10, 2005 (paid);
		iii.	$10,000 on January 10, 2006;
		iv.	$15,000 on January 10, 2007;
		v.	$25,000 on January 10th of each year from 2008 to 2012; and
		vi.	$50,000 on January 10, 2013.

F-7

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

5.	Mineral Property Interests (continued)

	b)	Lincoln Flat Property

The Company has entered into an option agreement dated December 24, 2003 for the acquisition of a 100% interest in twelve mineral claims in Lyon and Douglas Counties, Nevada. The option agreement calls for net smelter royalties of 1% - 4% upon production and has a provision for termination for non-compliance. Pursuant to the option agreement, the Company is required to make option payments totaling $210,000 as follows:

		i.	$5,000 upon signing the agreement (paid);
		ii.	$5,000 on January 10, 2005 (paid);
		iii.	$10,000 on January 10, 2006;
		iv.	$15,000 on January 10, 2007;
		v.	$25,000 on January 10th of each year from 2008 to 2012; and
		vi.	$50,000 on January 10, 2013.

	c)	JDS Property

The Company acquired, by staking, a 100% interest in seventy-seven mineral claims in Eureka County, Nevada.

	d)	Basin Property

The Company has entered into an option agreement dated February 12, 2004 for the acquisition of a 100% interest in ten mineral claims in Nye County, Nevada. The option agreement calls for net smelter royalties upon production and has a provision for termination for non-compliance. Pursuant to the option agreement, the Company is required to make option payments totaling $94,200 as follows:

		i.	$3,200 upon signing the agreement (paid);
		ii.	$1,000 by August 1, 2004 (paid);
		iii.	$15,000 by March 1, 2006;
		iv.	$25,000 by March 1, 2007;
		v.	$50,000 by March 1, 2008.

In addition, the Company has agreed to drill a minimum of six reverse circulation holes on the claims by August 15, 2005, or make a cash payment of $10,000.

	e)	Buffalo Valley Property

By Letter Agreement dated July 9, 2004, the Company entered into a mining property lease agreement for a term of 20 years. The Company paid $10,000 on signing, and is committed to pay advance royalties of $20,000 in each of the first two years, $40,000 each in the third and fourth years, escalating to $80,000 per year plus a cost of living increase in year eleven.

The agreement is subject to a net smelter return royalty ranging from 3% to 5%.

	f)	Jenny Hill Property

By Letter Agreement dated September 28, 2004, the Company entered into a mining property lease agreement comprising ninety-seven mineral claims in Mineral and Nye Counties, Nevada for a term of 7 years. The Company is committed to pay advance royalties totaling $1,500,000 over a seven year period, and complete a work program on the property of $50,000 in the first year, and $100,000 every year thereafter.

The agreement is subject to a net smelter return royalty of 2%.

F-8

Lincoln Gold Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

6.	Loans Payable

During the three months ended March 31, 2005, the Company repaid the loan payable of $46,000, which bore interest at 5% per annum, was unsecured and was repayable on demand.

7.	Related Party Balances/ Transactions

	a)	During the three months ended March 31, 2005, the Company paid $13,000 to an officer of the Company and $4,280 to a company with a director related to the Company.

b)
At March 31, 2005, the Company owed various directors, officers and a company with a director related to the Company, $12,198 (December 31, 2004 - $12,479). These amounts are unsecured, non-interest bearing and due on demand.

8.	Note Payable

On January 28, 2004, Lincoln Gold Corp. issued a $200,000 convertible note with 5,000,000 warrants to purchase common stock of the Company at $0.04 per share which expire on January 28, 2006. The note carries an interest rate of 10% compounded monthly and is due on January 28, 2006. The interest is payable annually with the second year interest payment due with the principal amount. The holder can convert any portion of the debt to common stock at a value of $0.04 per share until the maturity date. Warrants can be exercised at a minimum of 1,000 shares per exercise at $0.04 per share until the expiration date.

9.	Common Shares

a)
On December 20, 2004, the Company issued 2,300,000 units at $0.30 per unit for total cash proceeds of $690,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at $0.40 for one year or at $0.50 for a second year. During the three months ended March 31, 2005, the Company received the balance of the share subscription receivable of $528,000.

b)
On March 10, 2005, the Company completed a private placement offering by issuing 2,045,000 units at $0.30 per unit for total cash proceeds of $613,500, of which $468,000 is recorded as share subscriptions receivable. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at $0.40 for one year or at $0.50 for a second year. The Company paid commissions of $38,010 in connection with this offering. Subsequent to March 31, 2005, the Company received the balance of the share subscription receivable of $468,000.

c)
On March 10, 2005, the Company completed a private placement offering by issuing 1,100,000 units at $0.30 per unit for total cash proceeds of $330,000, of which $84,000 is recorded as share subscriptions receivable. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at $0.40 for one year or at $0.50 for a second year. The Company paid commissions of $4,200 in connection with this offering. Subsequent to March 31, 2005, the Company received the balance of the share subscription receivable of $84,000.

F-9

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We dismissed Amisano Hanson, Chartered Accountants ("Amisano Hanson") as our principal independent accountant effective May 4, 2005. We engaged Manning Elliott, Chartered Accountants as our principal independent accountant effective May 4, 2005. The decision to change principal independent accountants has been approved by our board of directors.

Amisano Hanson’s report dated April 14, 2005 on the balance sheets of Lincoln Gold Corporation as at December 31, 2004 and 2003 and the statements of operations, stockholders' deficiency and cash flows for the year ended December 31, 2004 and for the periods from inception (September 25, 2003) to December 31, 2004 and 2003 did not contain any adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the two fiscal years ended December 31, 2004 and 2003 and the subsequent interim period through to April 14, 2005, there were no disagreements with Amisano Hanson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Amisano Hanson would have caused them to make reference thereto in their reports on our audited financial statements.

We provided Amisano Hanson with a copy of the foregoing disclosures and requested in writing that Amisano Hanson furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. We received the requested letter from Amisano Hanson wherein they have confirmed their agreement to our disclosures. A copy of Amisano Hanson’s letter has been filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2005.

We dismissed DeMello & Company, Chartered Accountants ("DeMello & Company") as our principal independent accountant effective February 14, 2005. We engaged Amisano Hanson, Chartered Accountants as our principal independent accountant effective February 14, 2005. The decision to change principal independent accountants has been approved by our board of directors.

DeMello & Company's report dated February 23, 2004 on the balance sheets of Braden Technologies Inc. as at December 31, 2003 and 2002 and the statements of loss and deficit accumulated through the exploration stage, cash flows and stockholders’ equity for the years ended December 31, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the two fiscal years ended December 31, 2003 and 2002 and the subsequent interim period through to February 14, 2005, there were no disagreements with DeMello & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of the DeMello & Company would have caused them to make reference thereto in their reports on our audited financial statements.

We provided DeMello & Company with a copy of the foregoing disclosures and requested in writing that DeMello & Company furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. We received the requested letter from DeMello & Company wherein they have confirmed their agreement to our disclosures. A copy of DeMello & Company’s letter has been filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2005.